

DRIVING TOMORROW'S TECHNOLOGY

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ANNUAL REPORT

DELPHI



TAKE A CLOSER LOOK

contents



J.T. Battenberg III
Chairman, CEO and President

DEAR SHAREHOLDERS: As I write this, I'm reflecting on my comments to you in our 2001 annual report, when I remarked what an "extraordinary and unprecedented year" it had been. Certainly, at that time, none of us could have predicted the "perfect storm" that would subsequently impact 2002 – that is, the collision of the economic downturn and declining stock market with the on-going repercussions of September 2001 and the erosion of investor confidence and trust due to scandals in corporate governance in some of our nation's top companies.

I want to talk to you about Delphi's performance this past year in a somewhat different order than I might ordinarily do. Shareholder value absolutely remains our long-term focus. However, given the climate in 2002, I believe it is important to first cover our philosophy on corporate governance.

Knowledge-rich, Value-centered Leadership

I predict your first question to me this year might be: *"Why is Delphi worthy of my trust and confidence?"*

It's because Team Delphi is strong, and the basic foundation of this global company is solid. We have a track record of consistency and continuity – which is important to you and to us. Our business model is sound and has been from day one, and we are on track despite the challenging business climate. Our vision, values, long-term financial goals and core business strategies are unchanged. We are focused yet flexible – ready to respond to market shifts and new demands. Combine all of these Team Delphi traits, and you have our corporate DNA. We have a shared philosophy at Delphi – it's not just *what* we do, it's *how* we do it.

We operate in a culture of very clear ethics. While other companies may struggle to incorporate new governance guidelines in their day-to-day business, Delphi has operated with integrity and reported our performance with transparency right from the start. When we spun off from General Motors (GM), we sought the guidance of some of the world's leading authorities on corporate governance. They shared their expertise with us and helped us develop the principles that guide our corporate governance. This ultimately resulted in: 1) our active and independent board of directors that provides strong governance, rich global experience and keen insight; 2) our commitment to financial transparency; and 3) our culture of openness. In fact, our principles are now being discussed in a case study at the Harvard Business School – co-taught by Delphi's leadership.

We have a veteran leadership team – knowledgeable and committed to excellence. Delphi's leadership team has proven itself to be strong, experienced and stable. Our senior management team has remained essentially intact since our independence in 1999. And, we've supplemented our already effective leadership team with several executives from top companies such as IBM, Kodak, Deere & Co., Honda of America, Toyota, Emerson Electric Co. and many others. These leaders have brought a wealth of fresh ideas, processes and experiences to strengthen Team Delphi even more. The talent and commitment of all Delphi employees around the world helps make us a responsive, global competitor.

We're a "hands-on" company. Our leadership team is responsible and accountable for Delphi's integrity. Our depth of commitment gave us the agility and the confidence to be the first U.S. company to sign affidavits required by the U.S. Securities and Exchange Commission attesting to the accuracy and transparency of our consolidated financial statements. We did so on July 18, 2002.

And, finally, *we have a vision that is constant and unwavering: to be our customers' best supplier.*

This is who we are and how we operate. We're delivering on our commitment to drive excellence into all that we do. Around the world, from the shop floor to the boardroom, Delphi is *Driving Tomorrow's Technology*. We're delivering game-changing technologies for current and future customers. We're dedicated to high-quality, innovative solutions, and we're driving bottom line business results to enhance shareholder value. And we're doing it all the Delphi way – with the highest level of integrity.

"One reason we use the formation of Delphi and its board of directors as a case study at Harvard is because the corporation broke new ground when it formed its board. It focused on the best fundamentals of corporate governance – what company managers now refer to as Delphi DNA."

Jay W. Lorsch, *Louis E. Kirstein Professor of Human Relations, Harvard Business School*

2002: On Track

Now let me share a few highlights of our performance. In 2002, we began to realize the benefits of the tough, but necessary restructuring actions we took in 2001. We surpassed our earnings and cash flow guidance, over-achieved our growth commitments and met our targets for restructuring and new product introductions. However, Delphi is not a true top-line growth story – yet. Instead, we're an ongoing transformation story. We're building on our 100-year rich heritage in automotive components and shifting to a high-growth technology company. Our people remain passionate about the car and truck business, and have now begun to apply that same passion toward opportunities in non-automotive markets.

While we have refined some of our business strategies in response to the market, our long-term goals of achieving 5% net income, 12.5% return on net assets and growing our automotive and non-automotive customer bases remain intact.

Financial Highlights

The year 2002 was one of solid revenue growth, innovative product introductions and a continued focus on developing new technologies. Revenues for the year increased by 5% from $26 billion in 2001 to $27.4 billion in 2002 and cumulative 2002 net new business wins totaled $16.2 billion. Furthermore, as planned at independence, our non-GM business continues to grow impressively. Our 2002 non-GM sales totaled $9.6 billion, or 35% of revenue. This equates to a growth rate of 13%, greater than the targeted 10% compound annual rate. And despite the second quarter product mix changes at our largest customer, our GM revenue increased to $17.9 billion. Additionally, our GM North American content per vehicle stabilized during the second half of 2002.

Pro forma net income more than doubled, and our GAAP net income improved to an even greater extent. We reduced our breakeven point, reflecting the traction of our lean enterprise and restructuring actions to reduce our costs. And although we saw significant increases in pension

Non-GM Sales


Non-GM Sales (in millions)
6,890
8,474
8,464
9,565
1999
2000
2001
2002

Net Income


Net Income (in millions)
1,083
1,097****
1,062
1,120***
(370)
248**
343
517*
1999
2000
2001
2002
GAAP – represents earnings under generally accepted accounting principles as included in our consolidated financial statements.
Pro forma – represents earnings adjusted for unusual or non-recurring items.
* Excludes the net restructuring and product line charges of $174 million.
** Excludes the restructuring and impairment charges of $590 million and goodwill amortization of $28 million.
*** Excludes the one-time, non-cash charge of $32 million resulting from acquisition-related in-process research and development and goodwill amortization of $26 million.
**** Excludes goodwill amortization of $14 million.

and healthcare costs, we were able to offset these with savings from our prior restructuring actions and aggressive cost containment initiatives in every facet of our business.

One of the driving forces behind our financial health was the generation of $1.3 billion of operating cash flow after funding over $2.7 billion in capital expenditures and research and development. Notably, we used this strong cash flow to pay our 14th consecutive quarterly dividend. In addition, we leveraged this strong cash position to fund many long-term initiatives.

We also financed the important restructuring programs we announced in 2001 and 2002 which are now complete, and we made our last separation payment to cover future health care liabilities for Delphi retirees at the time of the GM-Delphi spin-off. We contributed $400 million in 2002 to fund our future pension liabilities and to offset lower market returns on certain equities held in these plans. Finally, we improved our cash position by over $250 million.

Our Vice Chairman and CFO, Alan Dawes, provides more insight on our financial performance, including our stock price performance, on pages 24-25 of this report. Let me now close with a look to the future.

2003 and Beyond

Delphi will continue to be a world leader in quality vehicle electronics, transportation components and integrated systems and modules. We're ranked 67th on the 2001 *Fortune* 500 list, and we remain the largest global automotive supplier. We will build on this leadership position even as we continue our transformation. We're committed to being the supplier our customers can rely on to provide the technologies that help them differentiate their products.

The year 2003 will most certainly be full of new challenges and opportunities. While no one can predict the direction of all of the global social, political and economic events on the horizon, we are confident Delphi has both the consistency of purpose and the flexibility in execution to deliver. We have a strong vision, a talented team, a robust plan, a full product pipeline, as well as strategies keenly sharpened by experience, insight and commitment.

We will intensify our focus in three areas: improving customer satisfaction, growing revenue and aggressively reducing costs. We expect both our automotive and non-automotive business to provide steadily increasing sales and revenues, based upon a solid foundation of game-changing product and technology offerings. And, we will continue to operate this company with the integrity required to keep your confidence and trust.

I invite you to turn the page and take a closer look at how Delphi is *Driving Tomorrow's Technology*.

Best Regards,

J.T. Battenberg III
Chairman, CEO and President



Leaders in Action. Delphi's senior leadership team brings a wealth of knowledge, experience and enthusiasm. Their personal, hands-on commitment and integrity set the tone for Team Delphi.

Top Row (left to right): Rodney O'Neal, President, Dynamics, Propulsion & Thermal Sector; Alan S. Dawes, Vice Chairman and Chief Financial Officer; Donald L. Runkle, Vice Chairman and Chief Technology Officer; *Bottom Row (left to right):* Mark R. Weber, Executive Vice President, Operations, HRM and Corporate Affairs; David B. Wohleen, President, Electrical, Electronics, Safety & Interior Sector

Transformation
STRATEGY

The transformation of Delphi from an automotive parts engineering and manufacturing supplier to a leading-edge high technology company continues. In 2002, we accelerated our progress, keenly implementing a series of planned initiatives designed to improve shareholder value. And, in late 2002, we announced a further realignment of the organization to speed our transformation. The realignment focuses Team Delphi on **customer enthusiasm and growth, acceleration of lean initiatives** throughout the entire value stream, **product and technology leadership**, and the **realignment of business sectors** to focus on products and services that create the best **long-term benefit to Delphi and our shareholders**.

Focused GROWTH



Sales and Marketing. A unified sales and marketing activity, directed by José Maria Alapont, president of international operations and vice president of sales and marketing, will significantly sharpen our focus on customers globally. "Innovations and leading edge technology are catalysts for Delphi's growth," explains Alapont. "Developing stronger customer relationships and implementing an integrated sales strategy will help ensure this growth adds to the bottom line."



Resolving Under-performing Operations. "Under-performing businesses create challenges of their own," explains Jim Bertrand, vice president and president, Delphi Safety & Interior Systems and Automotive Holdings Group (AHG). "AHG sharpens our internal focus on resolving under-performing businesses in a timely manner utilizing a structured, rational and systematic approach."



Strong Leadership. Our seven divisional presidents lead our operations to grow the business, build customer relationships and drive efficiencies and quality throughout the organization.

ROW 1: • José Maria Alapont, *President, International Operations and Vice President, Sales and Marketing*

DELPHI DIVISIONAL PRESIDENTS:

ROW 2: • James A. Spencer, *Delphi Packard Electric Systems* • Robert J. Remenar, *Delphi Saginaw Steering Systems* • James A. Bertrand, *Delphi Safety & Interior Systems and Automotive Holdings Group;* ROW 3: • Guy C. Hachey, *Delphi Energy & Chassis Systems;* • Ronald M. Pirtle, *Delphi Harrison Thermal Systems* • Francisco A. (Frank) Ordoñez, *Delphi Product & Service Solutions* • Jeffrey J. Owens, *Delphi Delco Electronics Systems*

Customer Growth



# of Customers > $200M in Annual Revenue
8
10
11
13
1999
2000
2001
2002
Future

Accelerating LEAN

184

Delphi introduced 184 new products and / or processes in 2002 – a 47% increase over 2001. Delphi scientists and engineers received four patents and nearly ten invention disclosures each working day. It's this dedication to innovation that sets the foundation for delivering game-changing technologies to customers.

Working Together. Delphi is intent on applying our knowledge of lean principles beyond the plant floor. Along with technology development, our vice chairman and chief technology officer, Don Runkle, oversees and drives all facets of our organization – manufacturing, engineering, purchasing and support functions – to work together to eliminate waste. Put simply, we want to create attractive products that are built easily and flexibly. Agility – and our ability to take lean principles beyond the walls of Delphi – will be key to our long-term success.









Differentiating Solutions. Delphi technologies provide differentiating solutions for global companies seeking to provide unique and innovative products for their customers. We bring the breadth of our rich heritage and our passion for providing high-quality products, technologies and electronics integration to both automotive and non-automotive markets such as marine, medical, appliance, aerospace, commercial vehicle and retail, to name a few.

Achieving Advantages. Global Purchasing Vice President Dave Nelson, who brings expertise from assignments at companies such as Honda of America and Deere & Co., leads the charge in taking Delphi's lean enterprise initiatives beyond our walls to our global supply base. "There is an opportunity to eliminate waste and continually improve quality by working more collaboratively with suppliers who manufacture nearly $14 billion of products for Delphi. Similar to our experience with lean initiatives inside Delphi, fully achieving competitive advantage through extended value stream excellence will take several years, but the benefits start almost immediately," explains Nelson.



Game-Changing TECHNOLOGY



In late 2002, Delphi announced the appointment of Donald Runkle as vice chairman and chief technology officer. He will direct the integration of Delphi engineering, manufacturing and purchasing departments with the goal of improving the effectiveness and efficiency of Delphi product development. He will also oversee Delphi's process discipline to ensure we are maximizing the potential of our technical resources and product pipeline.

"Focusing our unmatched technical power on our customers and our customers' customers will bring the world new features and value. This technology focus will fuel Delphi's growth and provide shareholder value." **Donald L. Runkle**, *Vice Chairman and Chief Technology Officer*











Continued Commitment to Research and Development. Some companies have trimmed R&D spending — but not Delphi. Since 1999, we have invested approximately $1.7 billion annually to keep our product pipeline full. We're employing proven R&D strategies: 1) stay constant in our commitment, 2) focus capital investments into disruptive technologies – game-changers, 3) direct more efforts toward higher-growth products and 4) spend the same amount of money smarter.


Research and Development
% of Delphi's total net sales
5.8
5.8
6.5
6.2
1999
2000
2001
2002



HANDS-ON

technology, innovation, excellence,

Delphi is *Driving Tomorrow's Technology.* That's the promise we make to our investors, our customers and our employees. It's a promise we fulfilled again in 2002 by staying true to our transformation plan. . . by tirelessly seeking the magical combination of technologies that produce game-changing results . . . by applying the Delphi hands-on spirit without abbreviation. . . by striving for excellence in all that we do. "Hands on" is how we get the right things done and done responsibly.


LOCK
UNLOCK

responsibility, leadership.

DID YOU KNOW? Delphi has a 100-year history of leading-edge technology "firsts." First doorbell ringing device, 1888. First self-starter ignition, 1911. First in-dash radio, 1936. First power steering, 1950. First child restraint system, 1960. First cruise control, 1963. First production airbag, 1973. First dual power sliding doors, 1998. Visit www.delphi.com to learn more about Delphi firsts.

Hands-On TECHNOLOGY

Segway™ Human Transporter (HT). Delphi helped develop the circuit boards and user interface components of the unique electronic system that controls the Segway HT. As Dean Kamen, chairman, Segway LLC says, *"Delphi makes the technology that makes the Segway HT work."*

Fuel Cells. Delphi was first to demonstrate a passenger vehicle equipped with a solid oxide fuel cell auxiliary power unit. Today, we continue to work with partners in North America and Europe on two other systems: Solid Oxide Fuel Cells for auxiliary power and Proton Membrane Exchange Cells for propulsion.

The Diesel that Can. Delphi's product portfolio and system integration capability make us a key supplier for end-to-end diesel common rail solutions. Diesel engines are expected to account for more than 45% of European car sales by 2005 compared to 40% today. Several major vehicle manufacturers are already developing engine systems with Delphi. In 2002, Renault awarded Delphi a contract to supply advanced common rail diesel injection systems through 2008, estimated at a lifetime value exceeding $2.5 billion.













Inspiring Youth. Delphi engineers enthusiastically support For Inspiration and Recognition of Science and Technology (FIRST) to instill a passion for science and technology in young people. *"The Delphi engineers seemed like semi-mythical characters,"* said Irving Liimatta (left), a FIRST student sponsored by Delphi in 1996 and a Delphi engineer today. *"Their abilities to transform our young team's ideas into a fully functional machine captivated me. Today, I see how essential such innovative problem-solving skills are to Delphi's continued success."*





Caring Employees. When one of our long-serving Delphi Singapore security guards lost both legs to diabetes, Delphi employees rallied around him. The management team examined job vacancies and, within a week, they found a suitable position. Mentoring ensured he acquired the computer skills needed to succeed in his new post as a quality auditor. This is just one example of how the people of Delphi apply the same inventive attitude to each other that they do to their work.

TECHNOLOGY Technology is fundamental to the way we move, communicate, work, play and even heal. It is the dialect we use to communicate between our four-year-old company and its 100-year heritage. Technology is built into the products Delphi delivers to markets in more than 40 countries. It enables all of us to do our jobs. At Delphi, we use technology to go to market and stay seamlessly in touch with our customers, suppliers, co-workers and shareholders. We love technology. It inspires change and curiosity.



PACE-winning Innovations. In 2002, groundbreaking Delphi technologies earned two Premier Automotive Suppliers' Contribution to Excellence (PACE) awards. Our *QUADRASTEER™ Four-Wheel Steering System* and *RECOGNITION™* Passive Occupant Detection System won the prestigious awards for innovation. Sponsored by *Automotive News* and Cap Gemini Ernst & Young, PACE recognizes standout suppliers who have excelled in adapting and reinventing their companies or products to meet constantly increasing quality standards.

DID YOU KNOW? In 2002, Delphi earned 987 patents worldwide, received 2,300 invention disclosures and introduced 184 new products and/or processes.

Hands-On
INNOVATION

Uncommon Leadership. *"Since 1998, J.T. Battenberg and I have jointly taught a 'live' business case on the strategy and governance of Delphi. This case clearly demonstrates how the implementation of new and revised strategies at Delphi has required granular attention to the special interests of the various affected parties. This is what hands-on corporate governance is all about. This is what J.T. understands so well."*

– Malcolm S. Salter, Professor of Business Administration, Harvard Business School

Turn On, Tune In. Our Delphi XM SKYFi satellite radio is a great example of innovation that makes life more fun. Wherever consumers go – on the road or at home – this first fully portable satellite radio goes with them.

"SKYFi is simply the best satellite radio around today, the first designed from the ground up for the new medium."

– Walter Mossberg, Technology Columnist, Wall Street Journal

Homeland Security. In 2002, we launched TruckSecure, a next-generation telematic security solution that reduces the ability of a truck carrying hazardous materials to be used as a weapon.


02



Teaming Up with Our Unions. Globally, we partner with more than 50 unions and works councils to meet our customers' demands. This collaboration is a key to our success. One example of how we're working together to inspire teamwork and pride is the joint United Automobile Workers of America (UAW) and Delphi sponsorship of Hendrick Motorsports' #25 NASCAR Winston Cup car driven by Joe Nemechek. After a strong finish in 2002, the team is ready to drive to victory in 2003.


OF FAME

Honoring the Brightest. Delphi engineers and scientists are inventing our future. To date, 250 engineers and scientists have been inducted into our Innovation Hall of Fame. Based on points awarded for each patent, trade secret or defensive publication, induction into the Hall of Fame is a lifetime achievement for Delphi's most prolific inventors.

INNOVATION Amazing things happen when you provide people with the resources they need. When you create an environment that generates the urge to innovate. When you expand possibilities by changing your perspective until you see something you weren't even able to begin to imagine before. What kind of amazing things? Ideas. Fluent, flexible, game-changing ideas. Let's be honest. Delphi relies on ideas – great ideas in the boardroom, in our labs, in how we get things done and with whom. That's why we say it's not enough to think outside of the box. We need to *live* outside the box.


www.delphi.com

Transforming Communication. Delphi proactively communicates using the latest technology. Our website www.delphi.com provides the most current information on what's happening at Delphi. Internally, with the introduction of the Delphi Employee Portal, employees can access important corporate information and stay connected with each other via the Internet in real time – no matter where they are. To date, the content-rich Portal has reduced administrative costs, allowed for the automation of routine processes and improved quality of work life.

DID YOU KNOW? Delphi won 53 quality awards in 2002. That brings us to a total of 359 quality awards since 1998. This year's customer awards included recognition from Toyota, Nissan, NUMMI, John Deere, as well as two GM Supplier of the Year awards. Delphi also won the prestigious 2002 Japanese Management Quality Award, on par with the Malcolm Baldrige Award in the United States.

Hands-On EXCELLENCE

Committed to Winning. *"Delphi technologies helped get me to victory lane for the sixth consecutive year. I'm proud to be associated with such a high quality, winning organization."*

[illegible] Kelley Racing [illegible]

Increased Accountability. The high priority we place on employee health and safety has earned Delphi worldwide recognition as a company to benchmark. Recently, *Occupational Hazards* Magazine chose Delphi as one of America's Safest Companies, the only automotive-related company to make the list.

QUADRASTEER. Winner of several 2002 technology awards including Popular Science "2002 The Best of What's New" annual ranking, this Delphi four-wheel steering system gives a full-size truck or SUV added stability at highway speeds and the turning radius of a compact car at parking lot speeds. It made its appearance in six 2002 vehicles including the Chevrolet Silverado and Chevrolet Suburban and is planned to be in other manufacturers' vehicles in 2003.


Occupational Hazards
America's
SAFEST
COMPANIES
02

Helping Customers. *"At Mercedes-Benz, we have been very impressed by your dedication to the M-Class cockpit team project and by your skills to analyze and resolve an issue that we had been addressing for several years. We are convinced that the Six Sigma tools you applied made a difference and helped us support our company goal to deliver 'nothing but the best to our customers.' Thanks again for your participation and leadership."* Angela Soler-Wygoda, *Supplier Quality Engineer, Mercedes-Benz U.S. International, Inc.*



Delphi Spirit. Our leaders teach Team Delphi classes to ensure employees share a common vision. We utilize a toolbox of quality, continuous improvement, and lean manufacturing initiatives to reduce waste and improve quality and service. And we're proud to say that efforts like these have led us to be recognized as one of *Fortune* Magazine's "Most Admired Companies" of 2002.

EXCELLENCE Excellence is more than a goal to us, it's an attitude. It's not a line with a beginning and an end. It's a circle. A circle of action – of listening, learning, examining, questioning, refining and stretching. If you were thinking our commitment to excellence is a banner we unfold only at corporate gatherings and media events, you'd be wrong. Excellence is the commitment we make to ourselves, our colleagues, our customers, our shareholders and the communities in which we work. Aristotle said, "We are what we repeatedly do. Excellence then, is not an act, but a habit." Delphi is making excellence a habit.



Global Certification. Delphi employees around the world are focused on quality. Most Delphi sites are certified – like Krosno SA in Poland – in compliance with ISO 9001, QS 900, VDA 6.1 and ISO 14001. Further proof: 22 sites met Delphi's 2002 North American Quality Challenge to improve performance with customer vehicle launches, including 8 UAW, 7 IUE-CWA and 14 Mexican sites.

DID YOU KNOW? In 2002, Delphi received the Shainin "Bottom Line" award for our annual savings achieved through Shainin continuous improvement strategies. The award is a tribute to the Delphi Shainin team who saved $177 million. Shainin techniques are an important part of our lean enterprise. In 2002, 57 Shainin masters, 265 journeymen and 424 apprentices completed 184 projects.

Hands-On RESPONSIBILITY

To Customers. *"Delphi partners with Sunrise Medical to identify the endless opportunities where Delphi technologies can bring exciting innovations to the durable medical equipment industry, significantly enhancing our ability to serve the disabled community."*

— Carey M. [illegible], Senior Vice President, Global Planning, Marketing and Communications, Sunrise Medical

To the Environment. Ninety-five percent of all Delphi manufacturing sites are ISO 14001 certified or recommended. In further recognition of our commitment to the environment, Delphi received several awards in 2002. Leading the way, 11 Delphi facilities in the Midwest received the 2002 Recycle, Ohio! Award for innovative efforts to reuse materials. Our Deltronicos facility in Matamoros, Mexico earned the distinction of being one of *Environmental Protection* Magazine's five "Facilities of the Year." Delphi was also honored with a 2002 SAE Environmental Excellence in Transportation Award.



02





To Give Back. Delphi employees are known for their commitment to the communities in which they work. Here are a few examples: More than 60 Delphi Delco employees in Kokomo, Indiana lent their hands to Habitat for Humanity; Delphi Product & Service Solutions' employees participated in the Alzheimer's Association National 2002 Memory Walk; and Delphi employees in Brazil collected more than three tons of food, toys, clothing and healthcare products during the "Solidarity Gymkhana."



To Employees. Mexican President Vicente Fox and Labor Secretary Carlos Abascal chose Delphi's RIMIR plant in Matamoros, Mexico as the site to sign an agreement for improved working conditions and opportunities for women. At the recognition ceremony, former RIMIR and present CMM plant manager Rosalinda Torres (left) said, "A woman who goes to work at this plant knows she has the opportunity to study. And if she chooses to marry, she can keep working here, raise a family, advance in her career and be a better citizen, contributing to her family and country."

RESPONSIBILITY Traits like integrity, openness, accountability for one's actions, responsibility and respect for others are the cornerstones on which Delphi is founded. Our board of directors, our strategy board, our leadership and our employees saw to that from the beginning and see to it still. The idea of "restoring a higher level of ethics" or "returning to the basics" is redundant for Delphi. As you, our shareholder would expect, it's what we're made of. Take a closer look, and you'll see we live our values every day. We do the right things intuitively, because we want to do them. We're just wired that way. It's in our DNA!



To Shareholders. ***"The proper design and operation of a first-class board hinges on one basic premise: responsibility to shareholders."***

J.T. Battenberg III
Chairman, CEO and President

Hands-On
LEADERS WHO COMMUNICATE

One thing we take very seriously at Delphi is listening. Whether with our customers, our employees, our business partners or our shareholders, we understand the importance of open, two-way communication. The dialogue we share, the understanding we can build together, is important to the entire Delphi team. We receive phone calls, letters and email messages from shareholders regularly asking us questions, and we do our best to answer them. Here's a look at our responses to some of the most frequently asked questions in 2002. We encourage you to visit www.delphi.com or sign up for e-mail notification to keep in touch with all the latest Delphi news.

How would you describe the relationship of Delphi's Board of Directors (BOD) and Delphi management? Honest, open and hands on. Board members are in direct and regular contact with Delphi's senior leaders, discussing follow-up items from presentations made to the board and asking questions about functional areas of expertise. This degree of openness within the organization yields effective, two-way communication between our board and our management.

What is the composition of the Delphi BOD? Delphi's board is comprised of ten "outside" directors, including the "lead director," and three "inside" directors. Delphi's board members are high-caliber, diverse individuals with far-reaching experience in a variety of industries. Each member of the board possesses strong business experience and finely honed skills. Most have run companies or held high-level positions in areas such as finance, marketing, manufacturing, engineering and employee relations. They bring vast knowledge and unique insight to the table.

What is contributing to the growth in non-GM revenue? In 2002, approximately 54% of our non-GM revenue was generated from markets outside North America. These additional sales are primarily attributed to increased content penetration within our existing non-North American business. Key product growth drivers include: connection systems, diesel common rail, electrical architecture, mechatronics, steering systems, thermal and wireless. Additionally, non-automotive sales climbed 48% with significant growth in commercial vehicle, retail, appliance and recreation vehicle segments.

Why did Delphi realign in 2002? Delphi continues to evolve to gain efficiencies and improve our responsiveness to customers' global needs. With the 2002 realignment, we can now intensify our focus on lean enterprise transformation, technology development, customer relationships and growth initiatives while simultaneously resolving under-performing businesses under our Automotive Holdings Group.



How is Delphi handling the challenge of rising labor costs? Our tremendous global presence and commitment to locate operations close to our customers has required us to migrate our manufacturing and engineering footprint. Today, about 70% of our employees work outside the U.S. and Western Europe. This allows us to be more globally competitive in wages and benefits. We continue to seek the overall best cost structure in order to provide quality products at competitive prices for our customers.

What is the current status on pension funding? First off, we want to fully fund our pension plans. Our pension issues are dramatically different from other automotive companies. We have only 0.12 benefit-eligible retirees per 1.0 plan participants, meaning less drain on our fund assets for many years and a longer time frame to attain fully funded status. We anticipate making planned pension contributions of $600 million per year in 2003 and 2004. This approach still leaves us with sufficient free cash flow to fund strategic activities that will enable growth and leading-edge technology development. In addition, our aggressive restructuring efforts along with robust operating performance improvements should allow us to more than offset pension and healthcare costs.

How is Delphi performing in terms of quality? Delphi's quality performance continues to improve each year. In 2002, our customers recognized us with over 50 major quality awards. For example, our PPM (Parts Per Million) performance improved 64% as compared to 2001. We continue to utilize world-renowned, industry leading problem-solving processes such as Six Sigma and Shainin to meet and exceed our customers' quality expectations. And, we're shipping world-class quality products, thanks to the efforts of all Delphi employees.

strategy board and corporate officers



From top left to right, • J.T. Battenberg III, *Chairman, Chief Executive Officer and President* • David B. Wohleen, *President, Electrical, Electronics, Safety & Interior Sector* • Jeffrey J. Owens, *Vice President and President, Delphi Delco Electronics Systems* • John G. Blahnik, *Vice President and Treasurer* • Diane L. Kaye*, *Corporate Secretary* • John Sheehan*, *Chief Accounting Officer and Controller* • Mark R. Weber, *Executive Vice President, Operations, HRM and Corporate Affairs*



• José Maria Alapont, *President, International Operations and Vice President, Sales and Marketing* • Kevin M. Butler, *Vice President, Human Resources Management* • Robert J. Remenar, *Vice President and President, Delphi Saginaw Steering Systems* • James P. Whitson*, *Chief Tax Officer* • Logan G. Robinson, *Vice President and General Counsel* • Ronald M. Pirtle, *Vice President and President, Delphi Harrison Thermal Systems* • James A. Spencer, *Vice President and President, Delphi Packard Electric Systems*



• Donald L. Runkle, *Vice Chairman and Chief Technology Officer* • Karen L. Healy, *Vice President, Corporate Affairs and Worldwide Facilities* • Alan S. Dawes, *Vice Chairman and Chief Financial Officer* • James A. Bertrand, *Vice President and President, Delphi Safety & Interior Systems and Automotive Holdings Group* • Volker J. Barth, *Vice President and President, Delphi Europe, Middle East and Africa* • Rodney O'Neal, *President, Dynamics, Propulsion & Thermal Sector* • Peter H. Janak, *Vice President and Chief Information Officer*



• Atul Pasricha, *Vice President, Mergers, Acquisitions and New Markets* • Choon T. Chon, *Vice President and President, Delphi Asia Pacific* • R. David Nelson, *Vice President, Global Purchasing* • Francisco A. Ordoñez, *Vice President and President, Delphi Product & Service Solutions* • Mark C. Lorenz, *Vice President, Operations and Logistics* • John P. Arle, *Vice President, Audit Services and Corporate Auditor* • Guy C. Hachey, *Vice President and President, Delphi Energy & Chassis Systems*

** Non-Strategy Board Officers*

Note: Biographies are available at www.delphi.com.

board of directors



Charged with corporate governance, our Board of Directors includes:

FRONT ROW, FROM LEFT TO RIGHT: • **Robert H. Brust,** *Chief Financial Officer and Executive Vice President, Eastman Kodak Company* • **Susan A. McLaughlin***,** *Former Executive Vice President and Chief Operating Officer, AGL Resources Inc.* • **J.T. Battenberg III,** *Chairman, Chief Executive Officer and President, Delphi Corporation* • **Patricia C. Sueltz,** *Executive Vice President, Sun Services, Sun Microsystems, Inc.* • **Shoichiro Irimajiri,** *Representative Director, Shoichiro Irimajiri Inc.* • **Virgis W. Colbert,** *Executive Vice President, Miller Brewing Company*

BACK ROW, FROM LEFT TO RIGHT: • **Donald L. Runkle,** *Vice Chairman and Chief Technology Officer, Delphi Corporation* • **Oscar de Paula Bernardes Neto,** *Chairman, LID (Latin American Internet Development Group)* • **Roger S. Penske,** *Founder and Chairman, Penske Corporation* • **David N. Farr,** *Chief Executive Officer, Emerson Electric Co.* • **John D. Opie,** *Lead Director, Retired Vice Chairman of the Board and Executive Officer, General Electric Company* • **Dr. Bernd Gottschalk,** *President, Association of the German Automobile Industry (VDA)* • **Alan S. Dawes,** *Vice Chairman and Chief Financial Officer, Delphi Corporation*

Audit Committee: Robert H. Brust (chairman), Susan A. McLaughlin, Oscar de Paula Bernardes Neto, John D. Opie**

Corporate Governance Committee: Roger S. Penske (chairman), Dr. Bernd Gottschalk, David N. Farr, Shoichiro Irimajiri, John D. Opie**

Compensation and Executive Development Committee: Virgis W. Colbert (chairman), Patricia C. Sueltz, John D. Opie**

***ex officio member*

****Ms. McLaughlin has elected to retire from the board effective May 1, 2003, and will not seek re-election.*



THOMAS H. WYMAN

On January 8, 2003, Delphi lost a trusted colleague, leader and friend when Thomas H. Wyman, Delphi's inaugural lead outside director, passed away. Tom provided unparalleled oversight as we established the company, formed our board and charted our future. Tom's highly principled values guided the formation of Delphi's code of corporate governance and will remain his enduring legacy within this company. During this recent period of shaken faith in corporate leaders, Tom stepped forward to lead by example, teach ethical governance within industry and academia and invigorate similar personal and professional action by others. He retired in May 2002. We will all miss Tom's quiet, thoughtful guidance and penetrating insight. He was a personal friend and a professional champion. —*J.T. Battenberg III*

HANDS-ON TRANSFORMATION



DEAR SHAREHOLDERS: When Delphi became an independent company in 1999, our plan was to capitalize on our independence by growing non-GM business, achieve significant cost reduction through restructuring the organization and maintain a sound balance sheet utilizing our strong cash flow. While we made steady gains in these areas in 2001, the level of progress became much more apparent in 2002 as production started on the products we began selling shortly after our independence.

Looking at our financial results for 2002, our non-GM sales grew 13% overall during the year, with 19% growth recorded in the second half of the year. After investing nearly $800 million of cash flow in restructuring actions in 2001 and 2002, the pay off is beginning to flow to the bottom line. Our pro forma net income doubled to $517 million in 2002, while operating cash flow rose from $0.8 billion in 2001 to $1.3 billion in 2002. Our GAAP results, shown on the facing page, improved even more. Importantly, during the volatile '01-'02 period, our performance has remained consistent and predictable on a relative revenue basis.

Throughout 2002, our senior leadership team met with many shareholders to review our progress. While most shareholders have indicated they are pleased with our performance against key strategic metrics such as non-GM sales growth and operating cash flow, they are frustrated with our share price performance. Their questions: Why did our stock price decline in 2002, a year of solid progress towards our long-term objectives? And, what are we doing about it?

Certainly, we are as frustrated as many of you that our progress is not translating to increased value in the market. I believe the primary reason is the large increase in pension and other post-employment benefit liabilities, which has adversely impacted our perceived market valuation by approximately $2 billion or $3 to $4 per share. This increase in liabilities reflected changes in capital market conditions as discount rates fell and market returns declined. Eliminating this impact – which did not materially impact our peers or a majority of other S&P 500 companies – we believe we would have outperformed our comparator groups.

Obviously, we cannot eliminate this impact in the near term, however, we must aggressively manage it. Specifically, we need to augment our successful non-GM growth and transformation strategies with a plan to manage our pension liabilities. This plan is rooted in growing and optimally utilizing our strong operating cash flow.

In 2002, we exceeded our cash flow objectives by almost $300 million, allowing us to pull forward $350 million of our 2003 pension contribution into January. Further, we anticipate funding our pension obligations by $600 million per year in 2003 and 2004 while still leaving more than half our operating cash flow for other shareholder value-enhancing actions.

Finally, we are also looking at innovative financial mechanisms to effectively "time out" our pension obligations – that is, pre-funding pensions utilizing proceeds from other financings with carrying costs less than the pension plans are likely to earn and occurring in a timeframe when cash flows are even more solid. All of these actions should be beneficial to shareholders and acceptable to bond holders, and I believe we can manage this intermediate term operating cash flow availability to enhance valuation and reduce the impact of the pension liability "over hang."

In short, we are positioned to continue our transformation. Our 2002 results are compatible with the strategic plan for the company – non-GM growth, restructuring for earnings, diversifying our customer base and returning value to the shareholder through dividends and investments in the future of your company. Thank you for your continued support as we work for continued improvement in our results in 2003.

Sincerely,



Alan S. Dawes
Vice Chairman and Chief Financial Officer

Delphi Corporation

Consolidated Statements of Income

(prepared on a GAAP Basis)

(in millions, except per share amounts) Year Ended December 31,	2002	2001	2000
Net sales:			
General Motors and affiliates	$ 17,862	$ 17,624	$20,665
Other customers	9,565	8,464	8,474
Total net sales	27,427	26,088	29,139
Cost of sales, excluding items listed below	24,014	23,216	24,744
Selling, general and administrative	1,510	1,470	1,715
Depreciation and amortization	988	1,150	936
Restructuring and other	225	536	—
Total operating expenses	26,737	26,372	27,446
Operating income (loss)	690	(284)	1,693
Less: interest expense	(191)	(222)	(183)
Other income (expense), net	32	(22)	157
Income (loss) before income taxes	531	(528)	1,667
Income tax expense (benefit)	188	(158)	605
Net income (loss)	$ 343	$ (370)	$ 1,062
Diluted earnings (loss) per share	$ 0.61	$ (0.66)	$ 1.88

Non-GM growth strong at 13%.

Operating margins improved by $974 million due to cost management and restructuring.

Delphi Corporation

Condensed Consolidated Balance Sheets

(prepared on a GAAP Basis)

December 31,	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,014	$ 757
Other current assets	6,528	6,741
Total current assets	7,542	7,498
Long-term assets:		
Property, net	5,944	5,724
Other long-term assets	5,830	5,380
Total assets	$19,316	$18,602
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Notes payable and current portion of long-term debt	$ 682	$ 1,270
Other current liabilities	5,178	4,580
Total current liabilities	5,860	5,850
Long-term liabilities:		
Long-term debt	2,084	2,083
Pension benefits	3,568	2,146
Post-retirement benefits other than pensions	5,120	4,702
Other	1,405	1,509
Total liabilities	18,037	16,290
Stockholders' equity:		
Minimum pension liability	(2,098)	(830)
Other stockholders' equity	3,377	3,142
Total stockholders' equity	1,279	2,312
Total liabilities and stockholders' equity	$19,316	$18,602

Cash balances grew by $257 million reflecting strong operating cash flow.

Pension and post-retirement benefits grew by over $2 billion, negatively impacting our equity.

Contents

Selected Financial Data

The following selected financial data reflects the results of operations and cash flows. Selected financial data for 1998 reflects the historical results of operations and cash flows of the businesses that were considered part of the Delphi business sector of GM at that time. The historical consolidated statement of income data for 1998 does not reflect many significant changes that have occurred in the operations and funding of our company as a result of our Separation from GM and our initial public offering. The historical consolidated balance sheet data in 1998 reflects the assets and liabilities transferred to our company in accordance with the terms of a Master Separation Agreement (the "Separation Agreement"). The selected financial data of Delphi should be read in conjunction with, and are qualified by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this report. The financial information presented may not be indicative of our future performance. The financial information for 1998 does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during that year.

Delphi Corporation

Selected Financial Data

(in millions, except per share amounts)

Year Ended December 31,	2002	2001	2000	1999	1998
Statement of Income Data: (1)					
Net sales	$27,427	$26,088	$29,139	$29,192	$28,479
Operating expenses:					
Cost of sales, excluding items listed below	24,014	23,216	24,744	25,035	26,135
Selling, general and administrative	1,510	1,470	1,715	1,619	1,463
Depreciation and amortization (2)	988	1,150	936	856	1,102
Restructuring	225	536	—	—	—
Acquisition-related in-process research and development	—	—	51	—	—
Operating income (loss) (3)	690	(284)	1,693	1,682	(221)
Interest expense	(191)	(222)	(183)	(132)	(277)
Other income (expense), net (3)	32	(22)	157	171	232
Income (loss) before income taxes (3)	531	(528)	1,667	1,721	(266)
Income tax expense (benefit) (3)	188	(158)	605	638	(173)
Net income (loss) (3)	$ 343	$ (370)	$ 1,062	$ 1,083	$ (93)
Basic earnings (loss) per share (3)	$ 0.61	$ (0.66)	$ 1.89	$ 1.96	$ (0.20)
Diluted earnings (loss) per share (3)	$ 0.61	$ (0.66)	$ 1.88	$ 1.95	$ (0.20)
Cash dividends declared per share (4)	$ 0.28	$ 0.28	$ 0.28	$ 0.21	$ N/A
Statement of Cash Flows Data:					
Cash provided by (used in) operating activities (5)	$ 2,073	$ 1,360	$ 268	$ (1,214)	$ 849
Cash used in investing activities	(981)	(1,353)	(2,054)	(1,055)	(1,216)
Cash (used in) provided by financing activities	(791)	13	1,094	2,878	384
Other Financial Data:					
EBITDA (6)	$ 1,689	$ 811	$ 2,739	$ 2,613	$ 1,056
Balance Sheet Data:					
Total assets	$19,316	$18,602	$18,521	$18,350	$15,506
Total debt	2,766	3,353	3,182	1,757	3,500
Stockholders' equity	1,279	2,312	3,766	3,200	9

(1) Delphi became a separate company in 1999. The data for 1998 represent results when Delphi was an operating sector within GM.

(2) Effective January 1, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" and no longer amortize purchased goodwill.

(3) In 2002, excluding the net restructuring and product line charges of $262 million ($174 million after-tax), operating income would have been $952 million, income before income taxes would have been $793 million, income tax expense would have been $276 million, net income would have been $517 million and basic and diluted earnings per share would have been $0.92. In 2001, excluding the first quarter restructuring and impairment charges of $617 million ($404 million after-tax), the fourth quarter product line and venture impairment and other charges of $255 million ($186 million after-tax), and goodwill amortization of $35 million ($28 million after tax), operating income would have been $553 million, other income (expense), net would have been $48 million, income before income taxes would have been $379 million, income tax expense would have been $131 million, net income would have been $248 million and basic and diluted earnings per share would have been $0.44. In 2000, excluding the one-time, non-cash charge of $51 million ($32 million after-tax) resulting from acquisition-related in-process research and development, and goodwill amortization of $31 million ($26 million after tax), operating income would have been $1,775 million, income before income taxes would have been $1,749 million, income tax expense would have been $629 million, net income would have been $1,120 million and basic and diluted earnings per share would have been $2.00 and $1.99, respectively. In 1999, excluding goodwill amortization of $17 million ($14 million after-tax), operating income would have been $1,699 million, income before income taxes would have been $1,738 million, income tax expense would have been $641 million, net income would have been $1,097 million and basic and diluted earnings per share would have been $1.99 and $1.98, respectively. In 1998, excluding goodwill amortization of $11 million ($8 million after-tax), operating loss would have been $(210) million, loss before income taxes would have been $(255) million, income tax (benefit) would have been $(170) million, the net loss would have been $(85) million and basic and diluted earnings per share would have been $(0.18).

(4) As we became a public company on February 5, 1999, dividend data for 1998 is not applicable. Due to the timing of the Separation, only three quarters of dividends were paid in 1999.

(5) In 2002, cash provided by operating activities includes the sale of accounts receivable of approximately $639 million, primarily in the U.S. Excluding these transactions, on comparable basis with prior years, cash provided by operating activities would have been $1,434 million.

(6) "EBITDA" is defined as income before provision for interest expense and interest income, income taxes, depreciation and amortization. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles, but because we believe it is a widely accepted indicator of our ability to incur and service debt. EBITDA does not give effect to cash used for debt service requirements and thus does not reflect funds available for dividends, reinvestment or other discretionary uses. In addition, EBITDA as presented herein may not be comparable to similarly titled measures reported by other companies.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The economic climate throughout 2002 remained challenging as the benefits of higher production volumes in North America were in part offset by continued weakness in other major automotive markets, with the exception of China. Despite this tough environment we exceeded our objectives for 2002. In December 2001, our outlook for 2002 was sales of $25.9 billion and net income, excluding any restructuring or product line charges, of $275 million. Our actual 2002 net sales were $27.4 billion, with $9.6 billion or 35% of sales to non-GM customers, up 13% from 2001. Our GM sales in 2002 were $17.9 billion and were stable with last year. Net income for 2002, excluding net restructuring and product line charges of $262 million ($174 million after-tax) was $517 million. These results exceeded our outlook for 2002. For the full year, we benefited from the steady growth of the company's non-GM business and have continued to diversify our customer base through sales of high tech products. Our previously announced restructuring plans are being completed ahead of schedule, on track with original estimated costs, and are yielding substantial savings. Our 2002 restructuring plan is over 98% complete and will be completed in the first quarter of 2003. Savings realized from our restructuring plans combined with other operating performance improvements have allowed us to address the challenges of rising wages and pension and healthcare costs, as well as continued price pressures. We remain focused on operating cost reductions resulting from restructuring and cost containment initiatives.

Global Restructuring Plans and Impairment Charges

As a result of uncertain industry conditions and the decision to more rapidly implement Delphi's long-term portfolio plans, Delphi announced global restructuring plans in the first quarter of 2001 designed to reduce structural costs, improve the earnings power of our portfolio of businesses and streamline our structure. In the first quarter of 2002, Delphi approved further restructuring plans to eliminate 6,100 positions from our global workforce, downsize more than 25 selected facilities in the United States and Europe, and exit certain other activities by the end of the first quarter of 2003. Through December 31, 2002, 17,440 employees have left through these plans.

In connection with the first quarter of 2001 restructuring plans, we recognized restructuring charges of $536 million related to plans to sell, close, or consolidate nine plants, downsize the workforce at more than 40 other facilities and exit selected products. In addition, during the first quarter of 2001, we recorded asset impairment charges of $63 million related to long-lived assets at the sites impacted by the restructuring plans and impairment charges of $18 million related to permanent declines in the value of certain joint ventures. Total charges incurred in connection with the 2001 restructuring plans and impairment charges were $617 million ($404 million after-tax). Upon completion of our plans, in the first quarter of 2002, we reversed $6 million of the original $536 million charge on the Restructuring line in our Consolidated Statements of Income. The $6 million was a result of a minor shortfall in planned head count reductions as well as slight favorable variances in the costs actually incurred under the various initiatives. This reversal was netted against the 2002 restructuring charge. The restructuring charge incurred as a result of the 2002 restructuring totaled $231 million with $222 million of employee costs (including post-employment benefits and special termination pension benefits) and $9 million in other exit costs (lease cancellation costs and contract cancellation fees). This charge, when netted against the $6 million reversal noted above for the 2001 restructuring reserve, resulted in a net restructuring charge of $225 million ($150 million after-tax) in the first quarter of 2002.

The $63 million asset impairment charges recorded in the first quarter of 2001, primarily related to machinery and equipment held for use in the Safety, Thermal and Electrical Architecture sector were recorded in depreciation and amortization. In addition, in the fourth quarter of 2001, we recorded an impairment charge of $9 million, included in depreciation and amortization, related primarily to the machinery and equipment held for use in the Electronics & Mobile Communications sector. This equipment is used by one of our product lines located in Argentina, which was impacted by 2001 macroeconomic developments.

In addition, in 2001, we recorded charges of $70 million, included in other income (expense) related to declines in the value of certain joint ventures, principally in Korea, caused by the uncertain recoverability of assets of the underlying ventures. This uncertainty resulted from the corporate reorganization proceedings of a Korean customer/business partner. This uncertainty was substantially resolved on September 30, 2002, with the approval of the reorganization plan by the Korean Bankruptcy Court, which provided for only partial recovery of receivables for applicable creditors, which included Delphi and several of its Korean joint ventures. As a result, in the third quarter of 2002, we recorded an additional charge of $6 million, related to the resolution of the reorganization.

Results of Operations

2002 versus 2001

Net Sales. Consolidated net sales by product sector and in total for the years ended December 31, 2002 and 2001 were:

(in millions)

Year Ended December 31,	2002	2001
Product Sector		
Electronics & Mobile Communication		
Mobile MultiMedia	$ 310	$ 373
Other Electronics & Mobile Communication	4,731	4,427
Total Electronics & Mobile Communication	5,041	4,800
Safety, Thermal & Electrical Architecture	9,705	9,030
Dynamics & Propulsion	13,008	12,628
Other	(327)	(370)
Consolidated net sales	$27,427	$26,088

Consolidated net sales for 2002 were $27.4 billion compared to $26.1 billion for 2001. Of the total $1.3 billion revenue increase, net sales increased approximately $170 million due to favorable currency exchange rates, primarily the euro. Net sales to GM increased by $238 million, as a result of increased volumes in North America, partially offset by the mix of products sold, lower prices and exited businesses. Our non-GM sales primarily increased by $1.1 billion, or 13%, in part driven by double-digit growth in several high technology product lines with BMW, DaimlerChrysler, Ford, Hyundai and Renault/Nissan. These products include passive occupant detection, mobile multimedia, diesel engine management systems and connection systems. As a percent of our net sales for 2002 our non-GM sales grew to 35%. Our net sales also were impacted by continued price pressures that resulted in price reductions of approximately $450 million, or 1.7% for 2002 compared to approximately $650 million or 2.2% for 2001. Fourth quarter net price reductions were $48 million and $182 million in 2002 and 2001, respectively, reflecting 0.8% and 2.6% of respective net sales. Fourth quarter 2002 price reductions were lower than fourth quarter 2001, primarily due to the timing of 2002 price actions. On a going forward basis, we expect future annual price reductions to be in the 2% range. Net sales for Mobile MultiMedia products decreased 17% from $373 million in 2001 to $310 million in 2002, primarily due to the planned resourcing of a telematics system for certain vehicles, partially offset by increased sales of other entertainment and navigation systems.

Gross Margin. Our gross margin was 12.4% for 2002 compared to 11.0% for 2001. The improvement reflects increased volume and material cost reductions, partially offset by $450 million of price reductions. Manufacturing cost savings were also realized as a result of our restructuring plans and continued efficiency improvements, partially offset by higher wages and increased U.S. pension and healthcare expenses. During the first quarter of 2002, we recorded a charge of $37 million related to our generator product line; this charge is explained below.

Selling, General and Administrative. Selling, general and administrative expenses of $1.5 billion, 5.5% of total net sales for 2002, were consistent with $1.5 billion or 5.6% of total net sales for 2001.

Depreciation and Amortization. Depreciation and amortization for 2002 was consistent with amounts for 2001, adjusted for the $128 million long-lived asset write-downs included in depreciation and amortization in 2001, and $35 million of goodwill amortization in 2001.

Restructuring. In the first quarter of 2002, Delphi approved restructuring plans to eliminate 6,100 positions from our global workforce, downsize more than 25 selected facilities in the United States and Europe, and exit certain other activities by the end of the first quarter of 2003.

The first quarter 2002 restructuring charge totaled $231 million with $222 million of employee costs (including postemployment benefits and special termination pension benefits) and $9 million in other exit costs (lease cancellation costs and contract cancellation fees). This charge, when netted against the $6 million reversal noted below for the 2001 restructuring reserve, resulted in a net restructuring charge of $225 million ($150 million after-tax) in the first quarter of 2002. The plans entail the elimination of approximately 6,100 positions worldwide, comprised of 3,100 U.S. employees and 3,000 employees in non-U.S. locations. Employees at impacted locations were informed of the restructuring initiatives and the benefits available to them under applicable benefit plans or related contractual provisions. Affected employees have left or will leave Delphi using a mixture of voluntary or involuntary separation programs, early retirements, social plan programs, and layoffs. We expect to pay approximately $200 million in cash related to the restructuring programs with the remaining $31 million for non-cash special termination pension benefits. In 2002, we paid $174 million related to employee costs and $2 million related to exit costs, and expect to pay the remainder in the first quarter of 2003. As of December 31, 2002, approximately 3,100 U.S. employees and 2,900 non-U.S. employees have been separated under the plans. We expect the remaining 100 employees to separate during the first quarter of 2003. We began to realize savings related to the 2002 restructuring actions during the second half of 2002 with estimated ongoing savings expected to grow in early 2004 to more than $125 million (after-tax). These savings are expected to be realized as reductions to cost of sales and selling, general and administrative expenses. Absent a turnaround in global capital market conditions or abatement in healthcare cost increases, we currently expect that these savings will be partially offset by increased employee and retiree pension and healthcare costs as well as continued price pressures.

The first quarter 2001 restructuring plans resulted in a charge of $536 million that included $492 million of employee costs (including postemployment benefits and special termination pension and postretirement benefits) and $44 million in other exit costs (principally lease termination and contract cancellation payments). The plans entailed the elimination of approximately 11,500 positions worldwide, comprised of 5,600 U.S. hourly employees, 2,000 U.S. salaried employees, and 3,900 employees in non-U.S. locations. We ultimately eliminated 11,440 positions and incurred costs of $530 million. For the U.S. hourly workforce, we reduced 5,400 positions against a plan of 5,600 positions. This shortfall occurred during the first quarter of 2002, due to minor variances in the execution of our restructuring plans. We eliminated 4,040 non-U.S. positions, slightly above the planned 3,900 positions, and we eliminated 2,000 U.S. salaried employee positions as planned. Total cash paid for the first quarter 2001 restructuring plan was $457 million, with $413 million for employee costs and $44 million for other exit costs. We also had $73 million of non-cash charges, principally for special termination pension and postretirement benefits. Upon completion of our plans, in the first quarter of 2002, we reversed $6 million of the original $536 million charge on the Restructuring line in our Consolidated Statements of Income. The $6 million is a result of the minor shortfall in head count noted previously, as well as slight favorable variances in the costs actually incurred under the various initiatives. This reversal was netted against the 2002 restructuring charge explained above.

Approximately 17,440 positions have been eliminated under the 2001 and 2002 programs through December 31, 2002.

Following is a summary of our restructuring actions (in millions):

Restructuring Actions	Employee Costs		Other Cash Exit Costs	Total
	Cash	Non-Cash		
First Quarter 2001 Restructuring Charge	$ 419	$ 73	$ 44	$ 536
2001 Usage	(321)	(72)	(22)	(415)
Balance at December 31, 2001	98	1	22	121
2002 adjustment due to change in estimate	(6)	—	—	(6)
2002 Usage	(92)	(1)	(22)	(115)
Balance at December 31, 2002	$ —	$ —	$ —	$ —
First Quarter 2002 Restructuring Charge	$ 191	$ 31	$ 9	$ 231
Usage	(174)	(31)	(2)	(207)
Balance at December 31, 2002	$ 17	$ —	$ 7	$ 24

The net restructuring charge recorded in the first quarter of 2002 was $225 million, reflecting a provision of $231 million, and a reversal of the 2001 charge of $6 million. At December 31, 2002, total restructuring obligations were $24 million, which were included in accrued liabilities. In addition to the restructuring charge explained above, our Consolidated Statements of Income and Consolidated Statement of Cash Flows include amounts related to our generator product line. While not recorded on the Restructuring line in the Consolidated Statements of Income, our plans for the generator product line include similar charges, as explained below. In total, the first quarter 2002 charges for restructuring and our generator product line decreased earnings by a net $262 million ($174 million after-tax), and used $204 million of cash flow during 2002.

As of December 31, 2001, we planned to dispose of our generator product line. The total loss recorded in 2001 related to the planned disposal of this product line was $194 million ($125 million after-tax). In the first quarter of 2002, we recorded an additional loss of $37 million ($24 million after-tax), reflecting additional anticipated employee-related payments, due to changes in the proposed disposition at that time. The total recorded loss of $231 million ($149 million after-tax) included a charge to depreciation and amortization of $56 million ($36 million after-tax) to write-down fixed assets to net realizable value, a total charge to cost of sales of $96 million to write-down inventory in the business to net realizable value, a charge to cost of sales of $75 million for contractually required payments (principally employee related), and $4 million to write-down other assets.

In July 2002, we determined that we would not complete the transaction and began a process to wind down this product line. As a result, we reviewed our current estimates with respect to wind down related costs, including redundant work force costs and determined, based upon our current expectations, that our reserves for these items were adequate. These amounts are based upon our best estimates with respect to timing of the wind down process and ultimate resolution of contractually required payments. Due to the significance of the estimates involved, the final costs for the wind down of the product line could materially differ from the recorded amounts. Due to the change from our original plan to sell this product line, in the second quarter of 2002, we reclassified the generator product line as held for use from held for sale. No additional adjustments were required as the result of the reclassification.

The wind down process affects a number of parties, including our customers, employees and suppliers. Discussions with these affected parties have progressed materially and are expected to continue throughout 2003. We have notified our customers of the wind down and are supporting the customers in the selection of replacement suppliers. Our generator business had annual sales of approximately $0.5 billion, and we expect to see a meaningful decline in generator sales over the next twelve months. Advanced and development engineering for the generator product line has been discontinued for all but committed programs. Capital expenditures supporting the generator product line for 2002 were curtailed and were generally expensed when incurred. Capital expenditures previously planned for 2003 have been substantially eliminated. In the fourth quarter of 2002, we licensed certain generator intellectual property and sold selected generator manufacturing assets used in Poland. We expect the redundant workforce to grow as a result of the wind down process, and we expect to resolve their employment status by late in 2003, concurrent with the expiration of our labor contracts. Such resolution, which will affect the final cost for the wind down, could include retirements, transfers to other facilities, paid separations, continued redundant status and/or replacement work.

We expect to pay the estimated contractually required redundant workforce payments related to our unionized U.S. manufacturing operations in cash, of which $28 million has been paid through December 31, 2002.

Operating Income (Loss). Operating income was $690 million for 2002 compared to operating loss of $(284) million in 2001. To facilitate analysis of our operating income by product sector, we have excluded the 2002 net restructuring and product line charges of $262 million, and the first quarter 2001 restructuring and impairment charges of $599 million, the fourth quarter 2001 product line impairment and other charges of $203 million, and 2001 goodwill amortization of $35 million from the information presented below:

(in millions) Year Ended December 31,	2002(a)	2001(b)(c)
Product Sector		
Electronics & Mobile Communication		
Mobile MultiMedia	$(19)	$(33)
Other Electronics & Mobile Communication	429	319
Total Electronics & Mobile Communication	410	286
Safety, Thermal & Electrical Architecture	544	362
Dynamics & Propulsion	76	(8)
Other	(78)	(87)
Total operating income	$952	$553

(a) *Excludes the first quarter 2002 net restructuring and generator product line charges of $262 million with $20 million for Electronics & Mobile Communication, $101 million for Safety, Thermal & Electrical Architecture, $126 million for Dynamics & Propulsion and $15 million for Other.*

(b) *Excludes the first quarter 2001 restructuring and asset impairment charges of $599 million with $78 million for Electronics & Mobile Communication, $214 million for Safety, Thermal & Electrical Architecture, $280 million for Dynamics & Propulsion and $27 million for Other. Also, excludes the fourth quarter 2001 product line and venture impairment and other charges of $203 million with $9 million for Electronics & Mobile Communication and $194 million for Dynamics & Propulsion.*

(c) *Effective January 1, 2002, we adopted SFAS No. 142 "Goodwill and Other Intangible Assets" and ceased amortization of purchased goodwill. Accordingly, 2001 excludes goodwill amortization of $35 million with $4 million for Electronics & Mobile Communication, $10 million for Safety, Thermal & Electrical Architecture, $19 million for Dynamics & Propulsion and $2 million for Other.*

The increase in operating income by sector from 2001 primarily reflects increased volume and material cost reductions, partially offset by approximately $450 million of price reductions. Manufacturing cost savings were also realized as a result of our restructuring plans and continued efficiency improvements, partially offset by higher wages and increased U.S. pension and healthcare expenses. The increase in net sales attributable to currency exchange rates did not significantly impact our operating income as we manage our currency exposures through hedging techniques, including derivative instruments. Mobile MultiMedia reported an operating loss of $19 million reflective of the ongoing high level of investment in engineering and research and development related to the start-up of this high-tech business.

Interest Expense. Interest expense decreased by $31 million primarily attributable to lower interest rates during 2002.

Other Income (Expense), Net. Other income (expense), net was $32 million in 2002 as compared to other income (expense), net of $(22) million in 2001. Excluding the first quarter 2001 impairment of $18 million and the fourth quarter impairments of $52 million, 2001 other income, net was $48 million. The decrease from 2001 as adjusted, is primarily due to increased minority interest expense for our consolidated joint ventures, primarily in China.

Taxes. Our effective tax rate for 2002 was 35% compared to 30% for 2001. These rates reflect our inability, in certain jurisdictions, to fully tax effect the restructuring initiatives and a portion of the fourth quarter 2001 impairment charges. Our effective tax rate, in both years, excluding the net restructuring and product line charges in 2002 and restructuring and impairment charges and goodwill amortization in 2001 was 35%. Our fourth quarter 2002 effective tax rate was 31%. As discussed in "Outlook" below, we expect our effective tax rate to be 31%-32% in 2003.

Net Income (Loss). Our net income was $343 million for 2002 as compared to a net loss of $(370) million for 2001. Excluding the 2002 restructuring and generator product line charges of $174 million after-tax, net income would have been $517 million compared to net income of $248 million for 2001, which excludes first quarter 2001 restructuring and impairment charges of $404 million after-tax, fourth quarter 2001 product line and venture impairment and other charges of $186 million after-tax, and goodwill amortization of $28 million after-tax.

Earnings (Loss) Per Share. Basic and diluted earnings per share was $0.61 for 2002 compared to basic and diluted loss per share of $(0.66) for 2001. Excluding the 2002 restructuring and generator product line charges of $174 million after-tax, basic and diluted earnings per share would have been $0.92, compared to basic and diluted earnings per share of $0.44 for 2001, which exclude first quarter 2001 restructuring and impairment charges of $404 million after-tax, fourth quarter 2001 product line and venture impairment and other charges of $186 million after-tax, and 2001 goodwill amortization of $28 million after-tax.

2001 versus 2000

Net Sales. Consolidated net sales by product sector and in total for the years ended December 31, 2001 and 2000 were:

(in millions)

Year Ended December 31,	2001	2000
Product Sector		
Electronics & Mobile Communication		
Mobile MultiMedia	$ 373	$ 322
Other Electronics & Mobile Communication	4,427	5,004
Total Electronics & Mobile Communication	4,800	5,326
Safety, Thermal & Electrical Architecture	9,030	9,936
Dynamics & Propulsion	12,628	14,202
Other	(370)	(325)
Consolidated net sales	$26,088	$29,139

Consolidated net sales for 2001 were $26.1 billion compared to $29.1 billion for 2000. Our reduced sales primarily reflected weak North American vehicle production schedules, the elimination of non-performing and non-core businesses and year over year weaknesses in the euro. Net sales to GM declined by $3.0 billion, principally due to reduced vehicle production volumes in North America and our ongoing elimination of marginally profitable and unprofitable product lines. As a percent of our total revenue for 2001, our non-GM sales were 32% compared to 29% for 2000, which reflects our continued focus on diversifying our customer base. Our net sales were also impacted by continued price pressures that resulted in price reductions of approximately $650 million, or 2.2%, for 2001 compared to approximately $524 million or 1.8% for 2000. Mobile

Multimedia sales grew 16% in 2001. Net sales for such products increased from $322 million in 2000 to $373 million in 2001, despite customers' decisions to delay product launches and a decline in demand during the latter part of 2001 for certain telematics products.

Gross Margin. Our gross margin was 11.0% for 2001 compared to gross margin of 15.1% for 2000. The decline reflects overall lower production volumes including the negative impact of inefficiencies resulting from uneven customer build schedules over the first few months of 2001 and the impact of price, which were partially offset by stronger manufacturing productivity.

Selling, General and Administrative. Selling, general and administrative expenses of $1,470 million, 5.6% of total net sales for 2001, decreased by $245 million or 14.3%, from 2000. The decrease primarily results from aggressive cost reduction efforts partially offset by $9 million of incremental expenses related to Delphi Mechatronic Systems and Delphi Connection Systems-Specialty Electronics acquired in 2001.

Depreciation and Amortization. The increase in depreciation and amortization, compared to 2000 amounts, primarily represents the impact of ongoing capital expenditures and long-lived asset write-downs of $128 million recorded in 2001. The restructuring plans slightly reduced, but did not significantly change, our depreciation and amortization expense trend.

Operating Income (Loss). Operating loss was $(284) million for 2001 compared to operating income of $1,693 million in 2000. To facilitate analysis of our operating income by product sector, we have excluded the first quarter 2001 restructuring and impairment charges of $599 million, fourth quarter 2001 product line impairment charges of $203 million, and 2001 goodwill amortization of $35 million, as well as the 2000 one-time non-cash charge of $51 million resulting from acquisition-related in-process research and development and 2000 goodwill amortization of $31 million from the information presented below:

(in millions)

Year Ended December 31,	2001(a)(c)	2000(b)(c)
Product Sector		
Electronics & Mobile Communication		
Mobile MultiMedia	$ (33)	$ (23)
Other Electronics & Mobile Communication	319	497
Total Electronics & Mobile Communication	286	474
Safety, Thermal & Electrical Architecture	362	679
Dynamics & Propulsion	(8)	678
Other	(87)	(56)
Total operating income	$553	$1,775

(a) *Excludes the first quarter 2001 restructuring and asset impairment charges of $599 million with $78 million for Electronics & Mobile Communication, $214 million for Safety, Thermal & Electrical Architecture, $280 million for Dynamics & Propulsion and $27 million for Other. Also, excludes the fourth quarter 2001 product line impairment charges of $203 million with $9 million for Electronics & Mobile Communication and $194 million for Dynamics & Propulsion.*

(b) *Excludes the first quarter 2000 one-time, non-cash charge of $51 million resulting from acquisition-related in-process research and development for Dynamics & Propulsion. At December 31, 2002, the project components of our acquired in-process research and development were at various stages of completion from 75% to 100% and have not varied substantially from our original assumptions.*

(c) *Effective January 1, 2002, we adopted SFAS No. 142 "Goodwill and Other Intangible Assets" and ceased amortization of purchased goodwill. Accordingly, 2001 excludes goodwill amortization of $35 million with $4 million for Electronics & Mobile Communication, $10 million for Safety, Thermal & Electrical Architecture, $19 million for Dynamics & Propulsion and $2 million for Other, and 2000 excludes goodwill amortization of $31 million with $4 million for Electronics & Mobile Communication, $8 million for Safety, Thermal & Electrical Architecture, $18 million for Dynamics & Propulsion and $1 million for Other.*

The decrease in operating income by sector from 2000 primarily reflects overall lower production volumes including the negative impact of inefficiencies resulting from uneven customer build schedules over the first few months of 2001 and the impact of customer-driven price reduction partially offset by reductions of selling, general and administrative expenses and stronger manufacturing productivity.

Interest Expense. Interest expense increased by $39 million primarily attributable to higher debt levels during 2001.

Other Income (Expense), Net. Other income (expense), net was $(22) million in 2001 as compared to other income (expense), net of $157 million in 2000. Excluding the first quarter 2001 impairment of $18 million and the fourth quarter impairments of $52 million, other income, net was $48 million. The decrease from 2000 is primarily due to lower equity earnings in non-consolidated subsidiaries.

Taxes. Our effective tax rate for 2001 was 30%, reflecting our inability to fully tax effect the first quarter 2001 restructuring initiatives in a few smaller jurisdictions and a portion of the fourth quarter impairment charges. Our effective tax rate for 2001 was 36% excluding the restructuring and impairment charges, which is consistent with 2000.

Net Income (Loss). Our net loss was $(370) million for 2001 as compared to net income of $1,062 million for 2000. Excluding the first quarter restructuring and impairment charges of $404 million after-tax, fourth quarter product line and venture impairment and other charges of $186 million after-tax, and goodwill amortization of $28 after-tax, net income for 2001 would have been $248 million compared to $1,120 million for 2000, which excludes the one-time, non-cash charge of $32 million after-tax resulting from acquisition-related in-process research and development, and $26 million after-tax of goodwill amortization.

Earnings (Loss) Per Share. Basic and diluted loss per share was $(0.66) for 2001 compared to basic and diluted earnings per share of $1.89 and $1.88, respectively, for 2000. Excluding the first quarter restructuring and impairment charges of $404 million after-tax, fourth quarter product line and venture impairment and other charges of $186 million after-tax, and goodwill amortization of $28 million after-tax, basic and diluted earnings per share for 2001 would have been $0.44, compared to basic and diluted earnings per share of $2.00 and $1.99, respectively, for 2000, which excludes the one-time, non-cash charge of $32 million after-tax resulting from acquisition-related in-process research and development, and $26 million after-tax of goodwill amortization.

Liquidity and Capital Resources

The following are some key metrics that we use when we internally monitor our liquidity and capital resources. Our net liquidity, which is calculated as cash and cash equivalents less total debt, was $(1,752) million at December 31, 2002 as compared to $(2,596) million at December 31, 2001. The improvement is due principally to our decision to enter into transactions to sell $639 million of our accounts receivable at December 31, 2002. Excluding these transactions, our net liquidity, on a comparable basis to 2001 would have been $(2,391) million.

At December 31, 2002, our ratio of debt to total capital was 68.4%, as compared to 59.2% at December 31, 2001. Our stockholders' equity was decreased in both years by minimum pension liability adjustments to equity. At December 31, 2002 and 2001, excluding these charges, our debt to total capital ratios were 45.0% and 51.6%, respectively. Additionally, our debt at December 31, 2002, was reduced as a result of the sale of $639 million of accounts receivable. Including accounts receivable that were sold and excluding the minimum pension liability adjustments, our debt to total capital ratio at December 31, 2002 would have been 50.2%. We believe that adding back the sale of accounts receivable most closely approximates the basis on which various rating agencies analyze Delphi.

(in millions)

Year Ended December 31,	2002	2001
Cash and cash equivalents	$1,014	$ 757
Notes payable and current portion of short-term debt	$ 682	$1,270
Long-term debt	2,084	2,083
Total debt	$2,766	$3,353
Total stockholders' equity	$1,279	$2,312
Total capital (total debt plus total stockholders' equity)	$4,045	$5,665
Ratio of total debt to total capital	68.4%	59.2%
Minimum pension liability adjustment to stockholders' equity	$2,098	$ 830
Total stockholders' equity, excluding minimum pension liability adjustment	$3,377	$3,142
Total capital, excluding minimum pension liability	$6,143	$6,495
Ratio of total debt to total capital (excluding minimum pension liability)	45.0%	51.6%
Ratio of total debt to total capital (including accounts receivable that were sold and excluding minimum pension liability)	50.2%	51.6%

Debt Capitalization and Available Financing Sources

Our unsecured debt includes $500 million of securities bearing interest at 6.125% and maturing on May 1, 2004, $500 million of securities bearing interest at 6.55% and maturing on June 15, 2006, $500 million of securities bearing interest at 6.50% and maturing on May 1, 2009, and $500 million of securities bearing interest at 7.125% and maturing on May 1, 2029. In November 2002, we filed a universal shelf registration with the Securities and Exchange Commission permitting us to issue up to $2.0 billion of debt or equity securities. The company continues to evaluate alternative pension funding scenarios for shareholder value enhancement while also being suitable from a bondholder perspective.

Delphi has two financing arrangements with a syndicate of lenders providing for an aggregate of $3.0 billion in available revolving credit facilities (the "Credit Facilities"), subject to certain limitations. The terms of the Credit Facilities provide for a five-year revolving credit line in the amount of $1.5 billion, which expires June 2005, and a 364-day revolving credit line in the amount of $1.5 billion, which expires June 2003. As of December 31, 2002, there were no amounts outstanding under the Credit Facilities. Our Credit Facilities also contain certain affirmative and negative covenants including, among others, requirements for a debt coverage ratio. In addition, certain of our lease facilities discussed below contain cross-default provisions to our Credit Facilities. We were in compliance with all such covenants as of December 31, 2002.

Utilizing the Credit Facilities as back up, Delphi maintains $2.5 billion of worldwide commercial paper programs, under which $0.3 billion was outstanding as of December 31, 2002. We also have approximately $100 million available under uncommitted lines of credit. As of December 31, 2002, there was no amount outstanding under these uncommitted lines of credit. Other amounts outstanding primarily relate to borrowings by certain of our international subsidiaries. At December 31, 2002, our total debt was $2.8 billion.

Delphi is rated by Standard & Poor's, Moody's and Fitch Ratings. We currently have long-term credit ratings of BBB/Baa2/BBB, respectively, and short-term credit ratings of A3/P2/F2, respectively, which were reviewed by the rating agencies in December 2002. Although not currently anticipated, if we were downgraded to BBB-/Baa3/BBB-, we believe we would continue to have access to sufficient liquidity; however, our cost of borrowing may increase. In addition, as a result of our short-term credit ratings, our access to the commercial paper market has recently been limited. As further described below, we were able to refinance commercial paper using a number of programs. To the extent that current levels of commercial paper become unavailable, these alternative financing programs as well as other means of financing, would be utilized.

Our short-term credit rating by Standard & Poor's was lowered to A3 in the fourth quarter of 2002. The short-term rating reflects Standard & Poor's concerns surrounding reduced financial flexibility resulting from our pension liabilities as well as our continued exposure to capital market conditions and the risk of 2003 U.S. labor contract negotiations. We believe that our pension obligations are manageable; see "Outlook – U.S. Pension Plans" below for further discussion. However, as a result of this short-term credit rating, our access to the commercial paper market has been limited during the fourth quarter 2002. We are working to improve our credit rating and re-access the commercial paper market. However, in the interim we have entered into several other programs to provide us with our short-term cash needs. These programs are described below.

We expect to establish a U.S. accounts receivable securitization program during the first part of 2003. This program would permit us to borrow against our U.S. accounts receivable. In addition, to the extent it is cost-effective and efficient we are considering entering into other types of short-term borrowing programs, including additional factoring or other securitization programs.

In order to provide financial flexibility to Delphi and our suppliers, we maintain a program through General Electric Capital Corporation (GECC) pursuant to a trade payables agreement. When the Delphi supplier elects to participate in the program, GECC pays the supplier the amount due from Delphi, prior to the due date of the accounts payable. In exchange for the early payment, our suppliers accept a discounted payment. On the original due date of the payables, we pay GECC the full amount. These amounts are classified as accounts payable in the consolidated balance sheet of Delphi; at December 31, 2002, we had approximately $164 million due to GECC under this program.

Starting in the fourth quarter of 2002, we exercised our right to enter into another agreement with GECC, whereby we are permitted to defer payment on these accounts payable discussed above to GECC for a period of up to 67 days, and in exchange we pay GECC a fee for the period of such deferral. As of December 31, 2002, we have elected to defer payment on approximately $132 million of such payables; these amounts have been classified as short-term debt.

Also in the fourth quarter of 2002, we entered into a program where GECC paid certain suppliers, on our behalf, the regularly scheduled payment according to the terms of our purchase orders with those suppliers. We elect, for a fee, to pay GECC at a date generally 30 days later than the regularly scheduled payment terms. At December 31, 2002 we have elected to delay approximately $155 million that has been paid by GECC for us, and is also classified as short-term debt.

In addition, one of our customers has arranged with GECC to provide a trade payables program to its suppliers. During the fourth quarter of 2002, we elected to participate in this program as well. The program permits us to sell certain of our customer receivables, at a discount, to GECC on a non-recourse basis. When we participate in this program, our receivables are reduced and our cash balances are increased. At December 31, 2002, our receivables were reduced by $490 million as a result of this program.

Finally, in the fourth quarter of 2002, we entered into new accounts receivable sale programs in Europe. At December 31, 2002, we had sold approximately $149 million of receivables under these programs. From time to time, certain subsidiaries may also sell receivables in the normal course of their operations. Such sales are generally consistent year to year and do not significantly impact our liquidity.

The following table summarizes our cash outflows resulting from financial contracts and commitments:

(in millions)

Payments due by Period	Total	2003	2004 & 2005	2006 & 2007	Thereafter
Debt and capital lease obligations	$2,766	$ 682	$ 569	$ 509	$1,006
Operating lease obligations	523	146	183	124	70
Contractual commitments for capital expenditures	584	567	17	—	—
Other contractual purchase commitments, including information technology	1,204	257	483	457	7
Total	$5,077	$1,652	$1,252	$1,090	$1,083

We have guaranteed the borrowings of one venture for approximately $15 million. We do not expect the guarantee to have any effect on our financial condition, results of operations or cash flows. We have no other financial commitments (such as lines of credit, standby lines of credit, standby repurchase obligations nor have we guaranteed such items) to or on behalf of entities that are excluded from our consolidated financial statements. From time to time we enter into purchase commitments with our suppliers under customary purchase order terms. Any significant losses implicit in these contracts would be recognized in accordance with generally accepted accounting principles. At December 31, 2002, no such losses existed.

Delphi leases certain property, primarily land and buildings, under leases commonly known as synthetic operating leases. These leases, which are accounted for as operating leases, provide us tax treatment equivalent to ownership, and also give us the option to purchase these properties upon lease expiration. The leases generally expire within the next three to five years and can be extended based upon the terms of the Agreements. In aggregate, our purchase price, if we chose to exercise such options, approximates $138 million. These leases also require us to guarantee a minimum value of $115 million upon expiration of the leases. The lease agreements also contain provisions requiring us to indemnify the lessors for environmental liabilities associated with the property under certain circumstances. Due to the nature of such potential obligations, it is not possible to estimate the maximum amount. However, we do not expect such amounts, if any, to be material. In addition, certain of these lease facilities contain cross-default provisions to our Credit Facilities. At December 31, 2002, the aggregate fair value of these properties under such leases exceeds the minimum value guaranteed.

Delphi's cash flows during the year are impacted by the volume and timing of vehicle production, which includes a halt in most operations of our North American customers for approximately two weeks in July and one week in December and reduced production in Europe during the months of July, August and one week in December. We believe that Delphi has sufficient financial flexibility to fund these fluctuations, although there can be no assurance that this will be the case. In addition, we believe that our capital resources and liquidity position are sufficient to satisfy our funding needs during our three-year business planning cycle. Requirements for working capital, pension contributions, acquisitions, capital expenditures, dividends, repayment of debt securities, payments for purchase options and residual guarantees on operating leases, and restructuring obligations are expected to be funded from operations, supplemented as needed by short-term or long-term borrowings, our Credit Facilities, operating leases and other available financing sources as necessary.

For additional information on Delphi's Credit Facilities and other funding sources, see Note 8 to the consolidated financial statements.

Cash Flows

Operating Activities. Net cash provided by operating activities totaled $2.1 billion for the year ended December 31, 2002 compared to $1.4 billion in 2001 and $0.3 billion in 2000. Net cash provided by operating activities in 2002 was particularly impacted by our decision to sell certain receivables rather than issue commercial paper to finance our short-term cash requirements. An increase in accounts payable, primarily due to purchases supporting higher production levels, also positively impacted our cash flows. Conversely, our working capital was negatively impacted by an increase in inventory, principally to support higher production levels. Net cash provided by operating activities in 2002 was also impacted by a $400 million voluntary contribution to our U.S. hourly pension plan and a $143 million payment to GM for previously recorded separation related obligations for other postretirement benefits. The payment to GM represented the final payment required to settle our separation-related obligations.

Net cash provided by operating activities in 2001 resulted from improved working capital management partially offset by a $205 million payment to GM for previously recorded separation related obligations.

Investing Activities. Cash flows used in investing activities totaled $1.0 billion, $1.4 billion and $2.1 billion for the years ended December 31, 2002, 2001 and 2000, respectively. The use of cash in 2002 reflects capital expenditures related to ongoing operations. The use of cash during 2001 reflects the acquisitions of Delphi Mechatronic Systems and Delphi Connections Systems-Specialty Electronics for an aggregate of approximately $0.3 billion and capital expenditures related to ongoing operations.

Our capital expenditure program promotes our growth-oriented business strategy by investing in existing core areas, where efficiencies and profitability can be enhanced, and by targeting funds for new innovative technologies, where long-term growth opportunities can be realized. Capital expenditures by product sector and geographic region for the periods presented were:

(in millions)

Year Ended December 31,	2002	2001	2000
Electronics & Mobile Communication	$ 237	$ 238	$ 315
Safety, Thermal & Electrical Architecture	304	304	381
Dynamics & Propulsion	479	497	566
Other	15	18	10
Total capital expenditures	$1,035	$1,057	$1,272
North America	$ 708	$ 699	$ 914
Europe, Middle East & Africa	269	283	263
Asia-Pacific	39	56	42
South America	19	19	53
Total capital expenditures	$1,035	$1,057	$1,272

As of December 31, 2002, Delphi had approximately $584 million in outstanding capital commitments. We expect capital expenditures to be approximately $1.1 billion in 2003. We currently expect approximately 50% of our 2003 capital expenditures to occur outside the United States. We also expect to utilize operating cash flow and possibly some of our debt capacity to undertake shareholder value-enhancing activities. Such activities could include strategic acquisitions that will build upon existing core competencies and expand our market coverage in both traditional automotive and non-automotive markets and a share repurchase program.

Financing Activities. Net cash (used in) provided by financing activities was $(0.8) billion, $13 million and $1.1 billion for the years ended December 31, 2002, 2001 and 2000, respectively. Cash used in financing activities during 2002 reflected repayments of commercial paper, dividend payments and treasury stock purchases. Cash provided by financing activities for 2001 includes the net proceeds from a $500 million public debt offering offset by repayments under our commercial paper program.

Dividends. The Delphi Board of Directors declared dividends on Delphi common stock of $0.07 per share on March 13, June 27, September 4, and December 4, 2002, which were paid on April 22, August 5, October 15, 2002 and January 15, 2003, respectively.

Stock Repurchase Program. The Board of Directors has authorized the repurchase of up to 22.5 million shares of Delphi common stock through the first quarter of 2003 to fund stock options and other employee benefit plans. We repurchased approximately 11 million shares in the open market during 2002 and 2001, to offset the effect of shares issued under those plans and to provide for a more consistent number of shares outstanding; of the 22.5 million shares authorized, 11.5 million shares remain available for repurchase.

Outlook

Realignment. In October 2002, we announced a realignment of our business sectors, which was effective on January 1, 2003. The realignment and the resultant assignment of new responsibilities to certain of Delphi's senior leadership was done to strengthen the Company's focus on customer relationships and growth, accelerate lean transformation across key business processes and place more emphasis on initiatives to resolve under-performing assets in our portfolios. Beginning January 1, 2003, the Company has three reporting segments that are grouped on the basis of similar product, market and operating factors:

- Dynamics, Propulsion & Thermal Sector, which includes selected businesses from our energy and engine management systems, chassis, steering and thermal systems product lines.
- Electrical, Electronics, Safety & Interior Sector, which includes selected businesses from our automotive electronics, audio, consumer and aftermarket products, communication systems, safety and power and signal distribution systems product lines.
- Automotive Holdings Group is comprised of product lines and plant sites that do not meet our targets for net income or other financial metrics. This will further enable consistent and targeted management focus on finding solutions to these businesses.

The realignment is designed to increase focus on products and services having the greatest long-term benefit for Delphi while at the same time placing an equal focus on businesses requiring additional management attention. It is a further step in the implementation of our long-term portfolio plans.

As part of the realignment, Alan S. Dawes was promoted to Vice Chairman and Chief Financial Officer, retaining his prior responsibilities, while assuming oversight for the Automotive Holdings Group. Dawes' oversight will provide synergy between finance, the mergers and acquisitions activity and the team responsible for seeking the best alternative for challenged businesses. Donald L. Runkle was promoted to Vice Chairman and Chief Technology Officer. He is the senior executive responsible for product leadership, streamlining processes, and integrating the critical efforts of purchasing, engineering and manufacturing to raise corporate performance to the next level of a lean enterprise. In addition, Rodney O'Neal was named President of the newly formed Dynamics, Propulsion & Thermal Sector, David B. Wohleen was named President of the newly formed Electrical, Electronics, Safety & Interior Sector, Jose Maria Alapont was given a newly created position as President, International Operations and Vice President of Sales and Marketing, and James A. Bertrand, President of Safety & Interior Systems, received the additional title of President of the Automotive Holdings Group reporting to Alan S. Dawes.

General. Based on preliminary first quarter 2003 schedules it appears our North American production schedules will remain firm, however, we are cautious that this stability could be impacted by weakening vehicle retail sales and will be somewhat offset by continued softness in other major automotive markets. Our non-GM revenue grew by 13% during 2002, and represents 35% of our sales, up from 32% in the same period last year. Driven by an outlook for strong non-GM sales growth, and assisted by restructuring and other cost reduction activities, we expect our 2003 sales to be approximately $28 billion, slightly higher than our 2002 sales of $27.4 billion. Non-GM revenue is expected to be $10.8 billion, accounting for 39% of total revenue for 2003. We expect net income will be approximately $600 million.

Delphi continues to implement productivity improvements and streamline activities designed to reduce overhead and improve manufacturing processes. In addition, we continue to streamline our portfolio, reduce excess capacity and operating costs, and respond to global industry conditions and increased employee related costs such as U.S. health care and pensions as well as wages in non-U.S. locations. As previously announced, we are in the process of winding down our generators product line. We expect to see a meaningful decline in generator sales over the next twelve months. Advanced and development engineering for the generator product line has been discontinued for all but committed programs. Capital expenditures supporting the generator product line for 2002 were curtailed, and capital expenditures previously planned for 2003 have been eliminated.

In 2003, as a result of tax structuring and planning activities, substantial earnings from the Asia-Pacific region will be considered indefinitely reinvested in foreign operations, having the effect of decreasing residual U.S. taxes on those foreign earnings. This change is expected to reduce Delphi's effective tax rate to 31%-32% in 2003.

In addition to conditions in our market and the economy as a whole, we depend on GM as a customer. GM accounted for 65% of our net sales for 2002. Our sales to GM have declined since the Separation; principally reflecting the impact of customer driven price reductions and the elimination of non-profitable businesses as well as GM's diversification of its supply base and recent changes in our vehicle content and the product mix supplied to them. We also continue to exit some businesses as part of our portfolio review process. Reflecting these and other factors, we expect our sales to GM to decline over time. If we are unable to compete effectively for new business with GM's other suppliers, our revenues may decline further. While we intend to continue to focus on retaining and winning GM's business, we cannot assure you that we will succeed in doing so. Additionally, our revenues may be affected by increases or decreases in GM's business or market share. Our GM North America content per vehicle for 2002 was $2,774, and we anticipate our 2003 content per vehicle will be $2,675. We continue to project our sales beyond 2002 to grow modestly assuming projected production levels, with non-GM sales increasing and GM sales slightly decreasing.

We face an inherent business risk of exposure to product liability and warranty claims in the event that our products fail to perform as expected and such failure of our products results, or is alleged to result, in bodily injury and/or property damage. We cannot assure you that we will not experience any material warranty or product liability losses in the future or that we will not incur significant costs to defend such claims. In addition, if any of our products are or are alleged to be defective, we may be required to participate in a recall involving such products. Each vehicle manufacturer has its own practices regarding product recalls and other product liability actions relating to its suppliers. However, as suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product liability claims. A recall claim brought against us, or a product liability claim brought against us in excess of our available insurance, may have a material adverse effect on our business. Vehicle manufacturers are also increasingly requiring their outside suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. Depending on the terms under which we supply products to a vehicle manufacturer, a vehicle manufacturer may attempt to hold us responsible for some or all of the repair or replacement costs of defective products under new vehicle warranties, when the product supplied did not perform as represented. Accordingly, although we cannot assure you that the future costs of warranty claims by our customers will not be material, we believe our established reserves are adequate to cover potential warranty settlements. Our warranty reserves are based upon our best estimates of amounts necessary to settle future and existing claims. We regularly evaluate the appropriateness of these reserves, and adjust them when appropriate. However, the final amounts determined to be due related to these matters could differ materially from our recorded estimates.

In the normal course of business, we extend credit on open account to our customers. From time to time, we also invest in joint ventures with a variety of business partners. Although Delphi is affected by the financial well-being of the automotive industry as a whole, we believe that our risk associated with trade receivables and recoverability of investments in our joint ventures is mitigated by our customer base and ongoing control procedures to monitor the credit-worthiness of customers and viability of joint venture business partners. As part of our ongoing procedures, we regularly review our joint venture investments for potential impairments or permanent declines in value.

U.S. Pension Plans. Delphi sponsors defined benefit pension plans covering certain hourly and salaried employees in the U.S. On December 31, 2002, the projected benefit obligation exceeded the market value of plans assets by $4.1 billion, compared to $2.4 billion at December 31, 2001. The increase in the underfunded status of our plans is primarily due to a 50 basis point decline in the discount rate used to value the liabilities and the impact of the unfavorable asset return environment, partially offset by a $0.4 billion pension contribution made during 2002. While the interest rate and asset return environment significantly impacted the funded status of our plans, Delphi does not expect to have minimum funding requirements, as set forth in employee benefit and tax laws, before 2004. Delphi contributed $0.35 billion to the pension plan in January 2003 and we expect to contribute an additional $0.25 billion later this year for a total of $0.6 billion in 2003. Considering our contributions to date in 2003 and assuming all other factors are consistent with our year end valuation, the underfunded status of our plans would be reduced to $3.75 billion. While contributions subsequent to 2003 are dependent on asset returns and a number of other factors, if we make contributions of $0.6 billion in 2003 we would be required by employee benefit and tax laws to make contributions of approximately $0.5 billion in 2004 and approximately $1 billion in 2005. Delphi is currently evaluating alternative funding strategies to pull ahead the funding of our pension obligations through various financial instruments whose maturity will match the timeframe of our employees' demographics. Delphi's objective is to have an individual's pension fully funded at retirement.

The discount rate that we utilized for determining future pension obligations was based on a review of long-term bonds, including published indices, which receive one of the two highest ratings given by recognized rating agencies. The discount rate determined on that basis decreased from 7.25% for 2001 to 6.75% for 2002. This 50 basis point decline in the discount rate had the effect of increasing the underfunded status of our U.S. pension plans by approximately $0.6 billion.

For 2002, Delphi assumed a long-term asset rate of return of 10%. In developing the 10% expected long-term rate of return assumption, we evaluated input from our third party pension plan asset managers, including their review of asset class return expectations and long-term inflation assumptions. We also considered Delphi's post-spin off and GM's pre-spin off historical 15-year compounded return (period ended December 31, 2001), which was in line with our long-term rate of return assumption. In light of continued poor investment performance in the global equity markets during 2002, declining bond yields and slightly revised long-term inflation assumptions, Delphi reassessed the expected long-term pension asset return assumption and reduced it from 10% to 9%, effective January 1, 2003. This change did not impact 2002 pension expense, but it will adversely impact pension expense beginning in 2003 (see below for further information). The 9% long-term asset return assumption for 2003 is based on an asset allocation assumption of 50%-75% with U.S. and international equity managers, 25%-40% with fixed income managers, and 0%-10% with other asset managers (primarily real estate). Delphi's asset managers regularly review the actual asset allocation and periodically rebalance our investments to our targeted allocation when considered appropriate. At December 31, 2002 our actual asset allocation was generally consistent with our asset allocation assumption.

Delphi's U.S. pension expense was $293 million, $233 million and $164 million in 2002, 2001 and 2000, respectively. We base our determination of the asset return component of pension expense on a market-related valuation of assets, which reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets. Since the market-related value of assets recognizes gains or losses over a five-year period, the future value of assets will be impacted as previously deferred gains or losses are recorded. As of December 31, 2002 we had cumulative asset losses of approximately $1 billion, which remain to be recognized in the calculation of the market-related value of assets.

The declining interest rate environment and asset losses versus asset return expectations in 2000, 2001 and 2002 resulted in an accumulated actuarial loss of $3.5 billion at December 31, 2002. Of this amount $1.9 billion is not considered when determining 2003 pension expense. The loss not considered relates to the deferred market value of asset adjustments, which is excluded until that loss is recognized in our market related value of assets, and the loss that falls within our corridor (10% of the pension benefit obligation or fair market value of assets, whichever is higher) which is excluded in accordance with SFAS No. 87 "Employer's Accounting for Pensions." The remaining actuarial loss of $1.6 billion at December 31, 2002 is amortized over the remaining service life of our pension plan participants. This amortization will increase 2003 pension expense by approximately $120 million.

For 2003, we expect pension expense to exceed 2002 pension expense by about $0.2 billion. About $70 million of the increase relates to the 100 basis point reduction in the long-term asset return assumption, about $60 million relates to the 50 basis point decline in the discount rate during 2002 and the balance of about $70 million primarily relates to the impact of the 8.9% asset loss incurred on pension assets in 2002. These increases include the impact of the amortization of actuarial losses mentioned above.

Inflation

Inflation generally affects Delphi by increasing the cost of labor, equipment and raw materials. We believe that, because rates of inflation in countries where we have significant operations have been moderate during the periods presented, inflation has not had a significant impact on our results of operations.

Deferred Income Taxes

As more fully described in Note 5 to our consolidated financial statements, at December 31, 2002, Delphi's consolidated balance sheet included a net deferred tax asset of approximately $4.0 billion. This net deferred tax asset relates to temporary differences between amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities as measured by tax laws. Approximately $3.1 billion of the net deferred tax asset balance is related to our obligations for postretirement and pension benefits and approximately $0.5 billion, net of valuation allowance, is related to net operating loss carryforwards. Realization of the net deferred tax asset is dependent upon profitable operations in the United States and certain other countries and future reversals of existing taxable temporary differences. Although realization is not assured, we believe that it is more likely than not that such benefits will be realized through the reduction of future taxable income. Management has considered various factors in assessing the probability of realizing these deferred tax assets including:

- Delphi's operating results, excluding the impact of special items, over the most recent three-year period and overall financial forecasts of book and taxable income for the 2003-2005 period.
- The ability to utilize tax planning, such as capitalization of research and experimentation costs for tax purposes, to manage the degree to which Delphi generates significant U.S. federal tax net operating losses.
- The extended period of time over which the tax assets can be utilized. Postretirement benefits become tax deductions over periods up to 50 years.

Environmental Matters

Delphi is subject to various laws governing the protection of the environment including laws regulating air emissions, water discharges and waste management. Delphi has made and will continue to make capital and other expenditures to comply with environmental requirements. However, such expenditures were not material during the years ended December 31, 2002, 2001 and 2000 and are not expected to be material in 2003 or 2004. Environmental requirements are complex, change frequently and have tended to become more stringent over time. Accordingly, we cannot assure you that these requirements will not change or become more stringent in the future in a manner that could have a material adverse effect on our business.

We are in various stages of investigation and cleanup at our manufacturing sites where contamination has been discovered. In addition, Delphi has received notices that it is a potentially responsible party ("PRP") in proceedings at various sites, including the Tremont City Landfill Site located in Tremont, Ohio. The Tremont City Landfill Site proceeding, which is alleged to concern ground water contamination, is in the early stages of investigation and involves multiple other PRPs. Based on information gathered to date, Delphi has been identified as the largest waste-generator PRP, however we expect that other parties, including landfill operator and transporter PRPs, will ultimately have to share a significant portion of the overall site costs. In September 2002, Delphi and other PRPs entered into a Consent Order with the EPA to perform a Remedial Investigation and Feasibility Study concerning a portion of the site. We have reserved approximately $2 million for our share of the expected investigation costs. Although we believe that these reserves are adequate, because the scope of the investigation is still being determined, we cannot assure you that our share of the investigative costs and ultimate cost, if any, to remediate the site will not exceed the amount of these reserves.

Delphi may be named as a PRP at other sites in the future, including with respect to divested and acquired businesses. When it has been possible to provide reasonable estimates of our liability with respect to environmental sites, provisions have been made in accordance with generally accepted accounting principles. At December 31, 2002, our reserve for such environmental investigation and cleanup was approximately $12 million, which reflects, in part, the retention by GM of the environmental liabilities for certain inactive sites, as part of the Separation. The policies adopted to properly reflect the monetary impact of environmental matters are discussed in Note 1 to the consolidated financial statements.

The process of estimating environmental cleanup liabilities is complex and dependent primarily on the nature and extent of historical information and physical data relating to a contaminated site, the complexity of the site, the uncertainty as to what remedy and technology will be required, the outcome of discussions with regulatory agencies and, at multi-party sites, other PRPs. In future periods, new laws or regulations, advances in cleanup technologies and additional information about the ultimate cleanup remedy that is used could significantly change our estimates. Accordingly, we cannot assure you that our eventual environmental cleanup costs and liabilities will not exceed the amount of our current reserve.

Recently Issued Accounting Pronouncements

The FASB has issued several accounting pronouncements that will become effective for us in the future. These include:

- SFAS No.143, "Accounting for Asset Retirement Obligations"
- SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities"
- SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure"
- FASB Interpretation 45, "Guarantor's Accounting and Disclosure requirements for Guarantees of Indebtedness of Others"

The adoption of these accounting pronouncements will not have a material effect on our results of operations or financial position; however certain additional disclosures may be required.

In January 2003, the FASB issued FASB Interpretation 46, "Consolidation of Variable Interest Entities". The Interpretation addresses the consolidation of variable interest entities, more commonly referred to as special purpose entities. The Interpretation immediately applies to entities created after January 31, 2003, and after July 1, 2003 for existing variable interest entities. As discussed above, we have entered into certain synthetic operating leases for certain operating assets that would require consolidation under this Interpretation. We expect to terminate those agreements prior to July 1, 2003; if we do not do so, we may be required to include an additional $138 million in assets and liabilities on our balance sheet.

Significant Accounting Policies and Critical Accounting Estimates

Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate.

We consider an accounting estimate to be critical if:

- It requires us to make assumptions about matters that were uncertain at the time we were making the estimate, and
- Changes in the estimate or different estimates that we could have selected would have had a material impact on our financial condition or results of operations.

The table below presents information about the nature and rationale for Delphi's critical accounting estimates:

Balance Sheet Caption	Critical Estimate Item	Nature of Estimates Required	Assumptions/Approaches Used
Accrued liabilities and other long-term liabilities	Warranty obligations	Estimating warranty requires us to forecast the resolution of existing claims and expected future claims on products sold. VMs are increasingly seeking to hold suppliers responsible for product warranties, which may impact our exposure to these costs.	We base our estimate on historical trends of units sold, and payment amounts combined with our current understanding of the status of existing claims and discussions with our customers.
Pension and other post-retirement benefits	Pension and other post-retirement benefits	In calculating our obligation and expense, we are required to select certain actuarial assumptions, as more fully described in Note 9 to our consolidated financial statements. These assumptions include discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and healthcare costs.	Our assumptions are determined based on current market conditions, historical information and consultation with and input from our actuaries.
Property, plant and equipment, goodwill and other long-term assets	Valuation of long-lived assets and investments	We are required from time-to-time to review the recoverability of certain of our assets based on projections of anticipated future cash flows, including future profitability assessments of various product lines.	We estimate cash flows using internal budgets based on recent sales data, independent automotive production volume estimates and customer commitments.
Deferred income taxes	Recoverability of deferred tax assets (in particular, net operating loss carry-forwards)	We are required to estimate whether recoverability of our deferred tax assets is more likely than not based on forecasts of taxable earnings in the related tax jurisdiction.	We use historical and projected future operating results, based upon approved business plans, including a review of the eligible carryforward period, tax planning opportunities and other relevant considerations.

In addition, there are other items within our financial statements that require estimation, but are not as critical as those discussed above. These include the allowance for doubtful accounts receivable and reserves for excess and obsolete inventory. Although not significant in recent years, changes in estimates used in these and other items could have a significant effect on our financial statements.

Forward-Looking Statements

All statements contained or incorporated in this report, to the extent they are not limited to historical fact, which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, savings expected as a result of our global restructurings or other initiatives, *portfolio restructuring plans, volume growth, share of sales, awarded sales contracts and earnings per share expectations* or statements expressing general optimism about future operating results) are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are intended to be subject to the safe harbor protection provided by this Act. These statements are made on the basis of management's current views and assumptions with respect to future events; as a result, there can be no assurance that management's expectations will necessarily come to pass. Delphi does not intend or assume any obligation to update any of these forward-looking statements. Principal important factors, risks and uncertainties, which may cause actual results to differ from those expressed in such forward-looking statements, include, but are not limited to:

- Our ability to execute our portfolio and other global restructuring plans in a manner which satisfactorily addresses any resultant antitrust, labor issues, customer concerns, and other matters, any contingent liabilities related to divestitures or integration costs associated with acquisitions, and to achieve the benefits relating to reduced structural costs and improved earnings power that we expect from these plans.

- Our ability to achieve the labor benefits expected from our separation from GM.
- Our ability to generate cost savings and operational improvements in the future sufficient to offset contractually or competitively required price reductions, price reductions necessary to win additional business and increases in raw material or labor costs, including increased funding requirements for pensions or healthcare costs.
- Our ability to generate sufficient excess cash flow to meet increased pension and OPEB funding obligations, whether because of market volatility which adversely impacts our asset return expectations, the declining interest rate environment or otherwise.
- Our ability to maintain financial flexibility to make payments for pensions and other postretirement employee benefits and to implement capital expenditures, all at the levels and times planned by management.
- Our ability to increase sales to customers other than GM.
- Our continued dependence on GM as our largest customer and our ability to retain GM business, by continuing to satisfy GM's pricing, service, technology and increasingly stringent quality and reliability requirements, which, because we are GM's largest supplier, particularly affect us.
- Potential increases in our warranty costs, including increases due to any assertions by our customers that they intend to vigorously pursue warranty claims against Delphi.
- Changes in the operations, financial condition, results of operations, market share or product offerings and pricing strategies of our customers, including our largest customer, GM, or significant business partners.
- Changes in economic conditions or political stability in the markets where our company procures material, components, and supplies for the production of our principal products or where our products are produced, distributed, or sold (i.e., North America, Europe, Latin America and Asia-Pacific), including the effects of current economic problems in Asia, Brazil and other regions of Latin America, including Mexico and Argentina.
- Currency exchange rate fluctuations in the markets in which we operate.
- Shortages of materials or interruptions in transportation systems, labor strikes, work stoppages, or other interruptions to or difficulties in the employment of labor or transportation in the markets where our company purchases material, components and supplies for the production of our products or where our products are produced, distributed or sold, whether as a result of labor strife, war, further acts of terrorism or otherwise.
- Significant changes in the competitive environment in the markets where our company purchases material, components and supplies for the production of our products or where our products are produced, distributed or sold.
- Significant downturns in the vehicle production rate in North America, Europe or other markets in which we operate and the cyclical nature of the automotive industry.
- Changes in the laws, regulations, policies or other activities of governments, agencies and similar organizations where such actions may affect the production, licensing, distribution or sale of our company's products, the cost thereof or applicable tax rates.
- Costs relating to legal and administrative proceedings (such as environmental, commercial, product liability and intellectual property related), including adverse judgments against Delphi if we fail to prevail in reversing such judgments, or associated with product recalls or warranty or adoption of new or updated accounting policies and practices.
- Our ability to respond to changes in technology and technological risks, and to protect and exploit our patents and other intellectual property rights.
- The impact of unusual items resulting from on-going evaluations of business strategies, asset valuations, acquisitions, divestitures and organizational structures.
- Our ability to adapt our product offerings to meet changing consumer preferences and vehicle manufacturer supply requirements on a timely, cost effective basis, and the ability to respond to competitive pressures and react quickly to other major changes in the marketplace.
- Other factors, risks and uncertainties detailed from time to time in our Securities and Exchange Commission filings.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to market risks from changes in currency exchange rates and certain commodity prices. In order to manage these risks, we operate a centralized hedging program that consists of entering into a variety of derivative contracts with the intent of mitigating our risk to fluctuations in exchange rates and commodity prices.

A discussion of our accounting policies for derivative instruments is included in Note 1 to our consolidated financial statements included elsewhere in this report and further disclosure is provided in Note 14 to those consolidated financial statements. We maintain risk management control systems to monitor exchange and commodity risks, and related hedge positions. Positions are monitored using a variety of analytical techniques including market value and sensitivity analysis. The following analyses are based on sensitivity tests which assume instantaneous, parallel shifts in exchange rates and commodity prices. For options and instruments with non-linear returns, appropriate models are utilized to determine the impact of shifts in rates and prices.

Currency Exchange Rate Risk

We have currency exposures related to buying, selling and financing in currencies other than the local currency in which we operate. These exposures may impact future earnings and/or operating cash flows. In some instances, we choose to reduce our exposures through financial instruments (hedges) that provide offsets or limits to our exposures. Currently, our most significant currency exposures relate to the Mexican peso, euro, Canadian dollar, Japanese yen, Singapore dollar, Polish zloty, British pound and Brazilian real. As of December 31, 2002 and 2001, the net fair value asset (liability) of all financial instruments with exposure to currency risk was approximately $114 million and $(393) million, respectively. The potential loss in fair value for such financial instruments from a hypothetical 10% adverse change in quoted currency exchange rates would be approximately $68 million at December 31, 2002 and $20 million at December 31, 2001. The impact of a 10% adverse change in rates on fair value differs from a 10% change in the net fair value asset (liability) due to the existence of hedges. The model assumes a parallel shift in currency exchange rates; however, exchange rates rarely move in the same direction. The assumption that exchange rates change in a parallel fashion may overstate the impact of changing exchange rates on assets and liabilities denominated in currencies other than the U.S. dollar.

Commodity Price Risk

Commodity swaps and option contracts are executed to offset our exposure to the potential change in prices mainly for various non-ferrous metals used in the manufacturing of automotive components. The net fair value of our contracts was a liability of approximately $2 million and $21 million at December 31, 2002 and December 31, 2001, respectively. If the price of the commodities that are being protected by our commodity swaps and options contracts changed adversely by 10%, the December 31, 2002 fair value liability of our commodity swaps and options contracts would increase by $13 million to $15 million, and the December 31, 2001 fair value liability would increase $17 million to $38 million. The changes in the net fair value liability differ from 10% of those balances due to the relative differences between the underlying commodity prices and the prices in place in our commodity swaps and options contracts. These amounts exclude the offsetting impact of the price risk inherent in the physical purchase of the underlying commodities.

Interest Rate Risk

A portion of our borrowings from third party credit sources is comprised of $2.0 billion in fixed rate term debt maturing in 2004, 2006, 2009 and 2029. We also issue commercial paper and factor accounts receivable in the U. S. and in Europe. Our outstanding commercial paper balance was $1.1 billion at December 31, 2001 and decreased, in the fourth quarter of 2002, to $0.3 billion at December 31, 2002. Our daily average outstanding balance for 2002 was $782 million. The maturities on commercial paper have been short-term with the majority maturing within one month. When commercial paper matures, it may be re-issued at the then current market rate. In addition, factoring programs fees are based upon an interest rate component. However, given our reliance on fixed rate borrowings to fund long-term requirements, we believe our interest rate risk exposure is limited and accordingly, we have not entered into any derivative instruments to manage interest rate risk.

Responsibility for Consolidated Financial Statements

The following consolidated financial statements of Delphi were prepared by management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with accounting principles generally accepted in the United States of America and, as such, include amounts based on judgments of management.

Management is further responsible for maintaining internal control designed to provide reasonable assurance that the books and records reflect the transactions of Delphi and that established policies and procedures are carefully followed. From a stockholder's point of view, perhaps the most important feature in internal control is that it is continually reviewed for effectiveness and is augmented by written policies and guidelines, the careful selection and training of qualified personnel, and a strong program of internal audit.

Deloitte & Touche LLP, an independent audit firm, is engaged to audit the consolidated financial statements of Delphi and issue reports thereon. The audit is conducted in accordance with auditing standards generally accepted in the United States of America that comprehend the consideration of internal control and tests of transactions to the extent necessary to form an independent opinion on the consolidated financial statements prepared by management. The independent auditors' report follows this report.

The Board of Directors, through the Audit Committee (composed entirely of independent Directors) is responsible for assuring that management fulfills its responsibilities in the preparation of the consolidated financial statements. The Audit Committee selects the independent auditors (subject to shareholder ratification) and reviews the scope of the audits and the accounting principles being applied in financial reporting. The independent auditors, representatives of management, and the Vice President of Audit Services and Corporate Auditor meet regularly (separately and jointly) with the Audit Committee to review the activities of each, to ensure that each is properly discharging its responsibilities, to review any significant findings or recommendations, and to assess the effectiveness of internal controls. Each quarter, the Audit Committee meets with management and privately with the independent auditors in advance of the public release of operating results, and filing of annual and quarterly reports with the Securities and Exchange Commission. It is management's conclusion that internal controls at December 31, 2002 provide reasonable assurance that the books and records reflect the transactions of Delphi and that the businesses comply with established policies and procedures. To ensure complete independence, Deloitte & Touche LLP has full and free access to meet with the Audit Committee, without management representatives present, to discuss the results of the audit, the adequacy of internal control, and the quality of financial reporting.

J.T. Battenberg III
Chairman, Chief Executive Officer
and President

Alan S. Dawes
Vice Chairman and
Chief Financial Officer

John D. Sheehan
Chief Accounting Officer
and Controller

Independent Auditors' Report

Deloitte & Touche

Delphi Corporation:

We have audited the accompanying consolidated balance sheets of Delphi Corporation ("Delphi"), as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the management of Delphi. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Delphi as of December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Detroit, Michigan
January 16, 2003

Consolidated Statements of Income

(in millions, except per share amounts)

Year Ended December 31,	2002	2001	2000
Net sales:			
General Motors and affiliates	$ 17,862	$ 17,624	$20,665
Other customers	9,565	8,464	8,474
Total net sales	27,427	26,088	29,139
Operating expenses:			
Cost of sales, excluding items listed below	24,014	23,216	24,744
Selling, general and administrative	1,510	1,470	1,715
Depreciation and amortization	988	1,150	936
Restructuring (Note 2)	225	536	—
Acquisition-related in-process research and development (Note 3)	—	—	51
Total operating expenses	26,737	26,372	27,446
Operating income (loss)	690	(284)	1,693
Less: interest expense	(191)	(222)	(183)
Other income (expense), net (Note 11)	32	(22)	157
Income (loss) before income taxes	531	(528)	1,667
Income tax expense (benefit) (Note 5)	188	(158)	605
Net income (loss)	$ 343	$ (370)	$ 1,062
Earnings (loss) per share (Note 1)			
Basic	$ 0.61	$ (0.66)	$ 1.89
Diluted	$ 0.61	$ (0.66)	$ 1.88

See notes to consolidated financial statements.

Delphi Corporation

Consolidated Balance Sheets

(in millions)

December 31,	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,014	$ 757
Accounts receivable, net:		
General Motors and affiliates	2,304	2,829
Other customers	1,712	1,778
Inventories, net (Note 4)	1,769	1,621
Deferred income taxes (Note 5)	502	319
Prepaid expenses and other	241	194
Total current assets	7,542	7,498
Long-term assets:		
Property, net (Note 6)	5,944	5,724
Deferred income taxes (Note 5)	3,649	3,152
Goodwill, net	699	630
Other	1,482	1,598
Total assets	$19,316	$18,602
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Notes payable and current portion of long-term debt (Note 8)	$ 682	$ 1,270
Accounts payable	3,060	2,779
Accrued liabilities (Note 7)	2,118	1,801
Total current liabilities	5,860	5,850
Long-term liabilities:		
Long-term debt (Note 8)	2,084	2,083
Pension benefits (Note 9)	3,568	2,146
Postretirement benefits other than pensions (Note 9)	5,120	4,702
Other	1,405	1,509
Total liabilities	18,037	16,290
Commitments and contingencies (Note 10)		
Stockholders' equity:		
Common stock, $0.01 par value, 1,350 million shares authorized, 565 million shares issued in 2002 and 2001	6	6
Additional paid-in capital	2,445	2,450
Retained earnings	1,530	1,343
Accumulated other comprehensive income (loss):		
Minimum pension liability	(2,098)	(830)
All other components	(493)	(567)
Treasury stock, at cost (6.9 million and 4.8 million shares in 2002 and 2001, respectively)	(111)	(90)
Total stockholders' equity	1,279	2,312
Total liabilities and stockholders' equity	$19,316	$18,602

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in millions)

Year Ended December 31,	2002	2001	2000
Cash flows from operating activities:			
Net income (loss)	$ 343	$ (370)	$ 1,062
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization, excluding amortization of goodwill	988	1,115	905
Amortization of goodwill	—	35	31
Deferred income taxes	36	(356)	406
Venture impairments	—	74	—
Restructuring	225	536	—
Acquisition-related in-process research and development	—	—	51
Changes in operating assets and liabilities:			
Accounts receivable, net	582	810	238
Inventories, net	(153)	118	172
Prepaid expenses and other	(55)	39	(82)
Accounts payable	284	(113)	(314)
Accrued liabilities	129	(519)	(2,091)
Other long-term liabilities	(149)	81	(25)
Other	(157)	(90)	(85)
Net cash provided by operating activities	2,073	1,360	268
Cash flows from investing activities:			
Capital expenditures	(1,035)	(1,057)	(1,272)
Cost of acquisitions, net of cash acquired	—	(276)	(897)
Other	54	(20)	115
Net cash used in investing activities	(981)	(1,353)	(2,054)
Cash flows from financing activities:			
Net proceeds from (repayments of) borrowings under credit facilities and other debt	(609)	(335)	1,410
Net proceeds from issuance of debt securities	—	498	—
Dividend payments	(156)	(156)	(157)
Purchases of treasury stock	(38)	—	(64)
Issuance of treasury stock	12	6	15
Other	—	—	(110)
Net cash (used in) provided by financing activities	(791)	13	1,094
Effect of exchange rate fluctuations on cash and cash equivalents	(44)	(23)	(94)
Increase (decrease) in cash and cash equivalents	257	(3)	(786)
Cash and cash equivalents at beginning of year	757	760	1,546
Cash and cash equivalents at end of year	$ 1,014	$ 757	$ 760

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(in millions)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss) Minimum Pension Liability	Accumulated Other Comprehensive Income (Loss) Other	Treasury Stock	Total Stock-holders' Equity
Balance at December 31, 1999	565	$ 6	$2,601	$ 964	$ —	$(324)	$ (47)	$ 3,200
Net income	—	—	—	1,062	—	—	—	1,062
Foreign currency translation adjustments	—	—	—	—	—	(139)	—	(139)
Total comprehensive income								923
Separation related adjustments (Note 9)	—	—	(151)	—	—	—	—	(151)
Shares issued for employee benefit plans	—	—	—	—	—	—	15	15
Shares repurchased for employee benefit plans	—	—	—	—	—	—	(64)	(64)
Dividends	—	—	—	(157)	—	—	—	(157)
Balance at December 31, 2000	565	6	2,450	1,869	—	(463)	(96)	3,766
Net loss	—	—	—	(370)	—	—	—	(370)
Foreign currency translation adjustments	—	—	—	—	—	(106)	—	(106)
Cumulative effect of accounting change related to derivatives, net of tax (Note 14)	—	—	—	—	—	14	—	14
Net change in unrecognized gain on derivative instruments, net of tax (Note 14)	—	—	—	—	—	(12)	—	(12)
Minimum pension liability adjustment, net of tax (Note 9)	—	—	—	—	(830)	—	—	(830)
Total comprehensive loss								(1,304)
Shares issued for employee benefit plans	—	—	—	—	—	—	6	6
Dividends	—	—	—	(156)	—	—	—	(156)
Balance at December 31, 2001	565	6	2,450	1,343	(830)	(567)	(90)	2,312
Net income	—	—	—	343	—	—	—	343
Foreign currency translation adjustments	—	—	—	—	—	86	—	86
Net change in unrecognized gain on derivative instruments, net of tax (Note 14)	—	—	—	—	—	(12)	—	(12)
Minimum pension liability adjustment, net of tax (Note 9)	—	—	—	—	(1,268)	—	—	(1,268)
Total comprehensive loss								(851)
Shares issued for employee benefit plans	—	—	(5)	—	—	—	17	12
Shares repurchased for employee benefit plans	—	—	—	—	—	—	(38)	(38)
Dividends	—	—	—	(156)	—	—	—	(156)
Balance at December 31, 2002	565	$ 6	$2,445	$1,530	$(2,098)	$(493)	$(111)	$ 1,279

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Significant Accounting Policies

Nature of Operations – Delphi is a world-leading supplier of vehicle electronics, transportation components, integrated systems and modules. Our primary customer is General Motors Corporation ("GM") and North America and Europe are our main markets, but we are continuing to diversify our customer base and our geographic markets.

Consolidation – The consolidated financial statements include the accounts of Delphi and domestic and foreign subsidiaries that are majority-owned. Delphi's share of the earnings or losses of non-controlled affiliates, over which Delphi exercises significant influence (generally a 20% to 50% ownership interest), is included in the consolidated operating results using the equity method of accounting. All significant intercompany transactions and balances between the Delphi businesses have been eliminated.

Use of Estimates – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from those estimates.

Revenue Recognition – Delphi's revenue recognition policy is in accordance with accounting principles generally accepted in the United States of America, including the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101), which requires the recognition of sales when there is evidence of a sales agreement, the delivery of goods has occurred, the sales price is fixed or determinable and the collectibility of revenue is reasonably assured. Delphi generally records sales upon shipment of product to customers and transfer of title under standard commercial terms. From time to time, we may enter into pricing agreements with our customers that provide for price reductions that are conditional upon achieving certain joint cost saving targets. In accordance with SAB 101, we recognize revenue reflecting the full price reductions until the status of the joint savings efforts are finalized.

Research and Development – Delphi incurs costs in connection with research and development programs that are expected to contribute to future earnings. Such costs are charged against income as incurred. Research and development expenses (including engineering) were $1.7 billion for each of the years ended December 31, 2002, 2001 and 2000.

Cash and Cash Equivalents – Cash and cash equivalents are defined as short-term, highly liquid investments with original maturities of 90 days or less.

Marketable Securities – Delphi generally holds marketable securities with maturities of 90 days or less, which are classified as cash and cash equivalents for financial statement purposes. We also have securities that are held for a period longer than 90 days. Debt securities are classified as held-to-maturity, and accordingly are recorded at cost in Delphi's consolidated financial statements. Equity securities are classified as available-for-sale and are recorded in the consolidated financial statements at market value with changes in market value included in other comprehensive income. At December 31, 2002 and 2001, we have available-for-sale securities with an original cost basis of $31 million and $32 million, respectively, and a carrying value of $13 million and $25 million, respectively. In the event that our debt or equity securities experience an other than temporary impairment, such impairment is recognized as a loss in the Statement of Income.

Accounts Receivable – From time to time we enter into agreements to sell our accounts receivable, generally without recourse. These transactions result in a reduction in our accounts receivable. The allowance for doubtful accounts was $100 million and $89 million as of December 31, 2002 and 2001, respectively.

Inventories – Inventories are stated at the lower of cost or market, determined substantially by the last-in, first-out (LIFO) method in the U.S. Inventories in countries other than the U.S., and all inventory at Delphi Delco Electronics and Delphi Product & Service Solutions, are stated under the first-in, first-out (FIFO) method. The FIFO value of inventories valued at LIFO amounted to approximately $652 million and $633 million at December 31, 2002 and 2001, respectively. The effect of the LIFO method of accounting was to increase operating income by $2 million in 2002, all of which resulted from the effect of deflation. The effect of the LIFO method of accounting was to decrease 2001 operating loss by $41 million, including a $7 million effect of deflation. The effect of the LIFO method of accounting was to increase 2000 operating income by $96 million, net of the effect of inflation of $34 million.

Property – Property, plant and equipment, including internally-developed internal use software, is recorded at cost. Major improvements that materially extend the useful life of property are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is provided based on the estimated useful lives of groups of property generally using an accelerated method which accumulates depreciation of approximately two-thirds of the depreciable cost during the first half of the estimated useful lives, or using straight-line methods. Leasehold improvements are amortized over the period of the lease or the life of the property, whichever is shorter, with the amortization applied directly to the asset account.

Special Tools – Special tools balances represent tools, dies, jigs and other items used in the manufacture of customer components. Amounts included in the consolidated balance sheet include Delphi-owned tools and costs incurred on customer-owned special tools which are subject to reimbursement, pursuant to the terms of a customer contract. Delphi-owned special tools balances are amortized over the special tool's expected life or the life of the related vehicle program, whichever is shorter. Engineering, testing and other costs incurred in the design and development of production parts are expensed as incurred, unless the costs are reimbursable, as specified in a customer contract.

Valuation of Long-Lived Assets – Delphi periodically evaluates the carrying value of long-lived assets to be held and used including intangible assets, when events or circumstances warrant such a review. The carrying value of a long-lived asset to be held and used is considered impaired when the anticipated separately identifiable undiscounted cash flows from such an asset are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Impairment losses on long-lived assets held for sale are determined in a similar manner, except that fair values are reduced for the cost to dispose of the assets. Effective January 1, 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", which did not impact our results of operations or financial position.

Goodwill and Intangible Assets – Effective January 1, 2002, we adopted SFAS No. 142 "Goodwill and Other Intangible Assets" and ceased the amortization of purchased goodwill. We also reevaluated our intangible assets and determined that their remaining useful lives remained appropriate. At December 31, 2002 and December 31, 2001, our unamortized purchased goodwill balance was approximately $699 million and $630 million respectively, and was principally in the Dynamics & Propulsion sector. The change during the year was due to the finalization of the Delphi Mechatronic Systems purchase accounting, as discussed in Note 3, and currency translation. In addition, we have approximately $53 million of other intangible assets. These intangible assets are being amortized over their useful lives, generally 3-17 years. Each year, we complete impairment tests of goodwill as required by SFAS No. 142. At adoption and again during 2002, we determined that our goodwill was not impaired. The following reflects net income and earnings per share including the adoption of the non-amortization provisions of SFAS No. 142.

(in millions, except per share amounts)

Year Ended December 31,	2002	2001	2000
Net income (loss):			
Reported net income (loss)	$ 343	$ (370)	$1,062
Add back: goodwill amortization, net of tax	—	28	26
Adjusted net income (loss)	$ 343	$ (342)	$1,088
Basic earnings (loss) per share:			
Reported basic earnings (loss) per share	$0.61	$(0.66)	$ 1.89
Add back: goodwill amortization, net of tax	—	0.05	0.05
Adjusted basic earnings (loss) per share	$0.61	$(0.61)	$ 1.94
Diluted earnings (loss) per share:			
Reported diluted earnings (loss) per share	$0.61	$(0.66)	$ 1.88
Add back: goodwill amortization, net of tax	—	0.05	0.05
Adjusted diluted earnings (loss) per share	$0.61	$(0.61)	$ 1.93

Accounts Payable – Accounts payable represent amounts due to suppliers. In addition, from time to time our suppliers participate in a trade payable agreement with General Electric Capital Corporation (GECC) under which they receive a discounted early payment from GECC. We pay GECC the full amount on the original due date. These amounts are classified as accounts payable.

Environmental Liabilities – We recognize environmental cleanup liabilities when a loss is probable and can be reasonably estimated. Such liabilities generally are not subject to insurance coverage. The cost of each environmental cleanup is estimated by engineering, financial, and legal specialists within Delphi based on current law. Such estimates are based primarily upon the estimated cost of investigation and remediation required and the likelihood that, where applicable, other potentially responsible parties ("PRPs") will be able to fulfill their commitments at the sites where Delphi may be jointly and severally liable. For closed or closing plants owned by Delphi and properties being sold, an estimated liability is typically recognized at the time the closure decision is made or sale is recorded and is based on an environmental assessment of the plant property. The process of estimating environmental cleanup liabilities is complex and dependent primarily on the nature and extent of historical information and physical data relating to a contaminated site, the complexity of the site, the uncertainty as to what remedy and technology will be required, and the outcome of discussions with regulatory agencies and other PRPs at multi-party sites. In future periods, new laws or regulations, advances in cleanup technologies and additional information about the ultimate cleanup remedy that is used could significantly change Delphi's estimates.

Accrued Commitments Under Loss Contracts – Management periodically evaluates the profitability of contractual commitments on a customer basis, and establishes a reserve when expected costs exceed related revenues, based upon a reasonable estimate of the costs and product pricing expected to exist over the course of the contract period. Such reserves are recorded only to the extent the total estimated losses exceed any related impairment reserves separately recognized on related long-lived assets.

Warranty – We recognize warranty reserves for products sold based on management estimates of the amount that will eventually be required to settle such obligations. This reserve is based on several factors including past experience, production changes, industry developments and various other considerations.

Postemployment Benefits and Employee Termination Benefits – Delphi's postemployment benefits primarily relate to Delphi's extended-disability benefit program in the U.S., supplemental unemployment compensation benefits and employee termination benefits, mainly pursuant to union or other contractual agreements. Extended-disability benefits are accrued on a service-driven basis and supplemental unemployment compensation benefits are accrued on an event-driven basis. Accruals for postemployment benefits represent the future cash expenditures expected during the period between the idling of affected employees and the time when such employees are redeployed, retire or otherwise terminate their employment. Discounting of these future cash expenditures is based on the nature of the obligation and the timing of the expected benefit payments. Voluntary termination benefits are accrued when an employee accepts the related offer. Involuntary termination benefits are accrued when management commits to a termination plan and the benefit arrangement is communicated to affected employees.

Foreign Currency Translation – Assets and liabilities of foreign subsidiaries are translated to U.S. dollars at end-of-period exchange rates. Consolidated Statements of Income elements of foreign subsidiaries are translated to U.S. dollars at average-period exchange rates. The effect of translation for foreign subsidiaries is generally reported in a separate component of stockholders' equity. The effect of remeasurement of assets and liabilities of foreign subsidiaries that use the U.S. dollar as their functional currency is included in income. Also included in income are gains and losses arising from transactions denominated in a currency other than the functional currency of a particular entity. Net transaction gains and losses, as described above, increased net income by $13 million in 2002, decreased net loss by $7 million in 2001, and decreased net income by $4 million during 2000.

Stock-Based Compensation – As allowed under SFAS No. 123, "Accounting for Stock-Based Compensation," Delphi accounts for stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Stock options granted during 2002, 2001 and 2000 were exercisable at prices equal to the fair market value of Delphi common stock on the dates the options were granted; accordingly, no compensation expense has been recognized for the stock options granted.

If we accounted for stock-based compensation using the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", our net income (loss) and basic and diluted earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

(in millions, except per share amounts)

Year Ended December 31,	2002	2001	2000
Net income (loss), as reported	$ 343	$ (370)	$1,062
Less: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	43	67	81
Pro forma net income (loss)	$ 300	$ (437)	$ 981
Earnings (loss) per share:			
Basic – as reported	$0.61	$(0.66)	$ 1.89
Basic – pro forma	$0.54	$(0.78)	$ 1.75
Diluted – as reported	$0.61	$(0.66)	$ 1.88
Diluted – pro forma	$0.53	$(0.78)	$ 1.74

The weighted average fair value of stock options granted was $4.31, $4.13 and $5.88 during 2002, 2001 and 2000, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2002	2001	2000
Expected volatility	37.9%	39.7%	36.6%
Risk-free interest rate	3.9%	4.4%	5.1%
Expected life (years)	5.0	5.0	5.0
Dividend yield	2.3%	2.0%	1.8%

Derivative Financial Instruments – Effective January 1, 2001, Delphi adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of transactions entered into for hedging purposes.

Delphi manages its exposure to fluctuations in foreign exchange rates, interest rates and certain commodity prices by entering into a variety of forward contracts, options and swaps with various counterparties. Such financial exposures are managed in accordance with Delphi's corporate policies and procedures. Delphi does not enter into derivative transactions for trading purposes.

As part of the hedging program approval process, Delphi management representatives are required to identify the specific financial risk which the derivative transaction will minimize, the appropriate hedging instrument to be used to reduce the risk and the correlation between the financial risk and the hedging instrument. Purchase orders, letters of intent, capital planning forecasts and historical data are used as the basis for determining the anticipated values of the transactions to be hedged. Delphi does not enter into derivative transactions that do not have a correlation with the underlying financial risk. The hedge positions entered into by Delphi, as well as the correlation between the transaction risks and the hedging instruments, are reviewed by Delphi management on an ongoing basis.

Foreign exchange forward and option contracts are accounted for as hedges to the extent they are designated, and are effective, as hedges of firm or forecasted foreign currency commitments. All other foreign exchange contracts are marked to market on a current basis. Commodity swaps and options are accounted for as hedges to the extent they are designated, and are effective, as hedges of firm or anticipated commodity purchase contracts. All other commodity derivative contracts are marked to market on a current basis. Since Delphi has the discretion to settle these transactions either in cash or by taking physical delivery, these contracts are not considered financial instruments for accounting purposes. At December 31, 2002 and 2001, our exposure to movements in interest rates was not significant and Delphi had not entered into any derivative instruments to manage interest rate risk or minimize interest expense.

Common Stock and Preferred Stock – We currently have one class of common stock outstanding. There are 1,350 million shares of common stock authorized, of which 558,099,080 are outstanding (565,025,907 shares issued less 6,926,827 shares held as treasury stock) at December 31, 2002. Holders of our common stock are entitled to one vote per share with respect to each matter presented to our shareholders on which the holders of common stock are entitled to vote. We paid dividends of $0.28 per share in 2002, 2001, and 2000. There are no cumulative voting rights. Our Board of Directors is also empowered to cause to be issued, in one or more series, preferred stock. The specific terms including the designation of shares, number of shares and dividend features of the preferred stock would be determined at issuance. At December 31, 2002, we have not issued any preferred stock.

Earnings Per Share – The basic earnings per share amounts were computed using weighted average shares outstanding for each respective year. Diluted earnings per share amounts also reflect the weighted average impact from the date of issuance of all potentially dilutive securities during the years presented, unless the inclusion would have an antidilutive effect.

Weighted average shares outstanding used in calculating basic and diluted earnings per share were:

(in thousands)

Year Ended December 31,	2002	2001	2000
Weighted average shares outstanding	559,589	560,041	560,968
Effect of dilutive securities	2,842	—	2,600
Diluted shares outstanding	562,431	560,041	563,568

Recently Issued Accounting Pronouncement – In January 2003, the FASB issued FASB Interpretation 46, "Consolidation of Variable Interest Entities". The Interpretation addresses the consolidation of variable interest entities, more commonly referred to as special purpose entities. The Interpretation immediately applies to entities created after January 31, 2003, and after July 1, 2003 for existing variable interest entities. We have entered into certain synthetic operating leases for certain operating assets that would require consolidation under this Interpretation. We expect to terminate those agreements prior to July 1, 2003; if we do not do so, we may be required to include an additional $138 million in assets and liabilities on our balance sheet.

Reclassifications – Certain prior year amounts have been reclassified to conform to the 2002 presentation.

2. Restructuring, Impairment and Product Line Charges

Restructuring

In the first quarter of 2002, Delphi approved further restructuring plans to eliminate 6,100 positions from our global workforce, downsize more than 25 selected facilities in the United States and Europe, and exit certain other activities by the end of the first quarter of 2003.

The restructuring charge totaled $231 million with $222 million of employee costs (including postemployment benefits and special termination pension benefits) and $9 million in other exit costs (lease cancellation costs and contract cancellation fees). This charge, when netted against the $6 million reversal noted below for the 2001 restructuring reserve, resulted in a net restructuring charge of $225 million ($150 million after-tax) in the first quarter of 2002. The plans entail the elimination of approximately 6,100 positions worldwide, comprised of 3,100 U.S. employees and 3,000 employees in non-U.S. locations. Employees at impacted locations were informed of the restructuring initiatives and the benefits available to them under applicable benefit plans or related contractual provisions. Affected employees have left or will leave Delphi using a mixture of voluntary or involuntary separation programs, early retirements, social plan programs, and layoffs. We expect to pay approximately $200 million in cash related to the restructuring programs with the remaining $31 million for non-cash special termination pension benefits. During 2002, we paid $176 million, with $174 million related to employee costs and $2 million related to exit costs, and incurred $31 million of non-cash cost for special termination pension and postretirement benefits. As of December 31, 2002, approximately 3,100 U.S. employees and 2,900 non-U.S. employees have been separated under the plans. We expect the remaining 100 non-U.S. employees to leave in the first quarter of 2003.

In the first quarter of 2001, Delphi approved restructuring plans to sell, close or consolidate nine plants, downsize the workforce at more than 40 other facilities and exit selected products by the first quarter of 2002. We also recorded an impairment loss related to certain long-lived assets at impacted sites and certain investments in joint ventures. As a result of these actions, we recorded a total charge of $617 million ($404 million after-tax) in the first quarter of 2001.

The 2001 restructuring plans resulted in a charge of $536 million that included $492 million of employee costs (including postemployment benefits and special termination pension and postretirement benefits) and $44 million in other exit costs (principally lease termination and contract cancellation payments). The plans entailed the elimination of approximately 11,500 positions worldwide, comprised of 5,600 U.S. hourly employees, 2,000 U.S. salaried employees, and 3,900 employees in non-U.S. locations. We ultimately eliminated 11,440 positions and incurred costs of $530 million. For the U.S. hourly workforce, we reduced 5,400 positions against a plan of 5,600 positions. This shortfall occurred during the first quarter of 2002, due to minor variances in the execution of our restructuring plans. We eliminated 4,040 non-U.S. positions, slightly above the planned 3,900 positions, and we eliminated 2,000 U.S. salaried employee positions as planned. Total cash paid for the first quarter 2001 restructuring plan was $457 million, with $413 million for employee costs and $44 million for other exit costs. We also had $73 million of non-cash charges, principally for special termination pension and postretirement benefits. Upon completion of our plans, in the first quarter of 2002, we reversed $6 million of the original $536 million charge on the Restructuring line in our Consolidated Statements of Income. The $6 million is a result of the minor shortfall in head count noted previously, as well as slight favorable variances in the costs actually incurred under the various initiatives. This reversal was netted against the 2002 restructuring charge explained above.

Through December 31, 2002, approximately 17,440 positions have been eliminated under the 2001 and 2002 programs.

Impairment

We evaluated the carrying value of the long-lived assets at each site impacted by the restructuring plans for impairment, and in the first quarter of 2001, recorded impairment losses of $63 million. The impairment losses, primarily related to machinery and equipment held for use in the Safety, Thermal and Electrical Architecture sector, were recorded in depreciation and amortization. In addition, in the fourth quarter of 2001, we recorded an impairment charge of $9 million, included in depreciation and amortization, related primarily to the machinery and equipment held for use in the Electronics & Mobile Communications sector. This equipment is used by one of our product lines located in Argentina, which was impacted by 2001 macroeconomic developments.

In addition, in 2001, we recorded charges totaling $70 million, included in other income (expense) related to declines in the value of certain joint ventures, principally in Korea, caused by the uncertain recoverability of assets of the underlying ventures. This uncertainty resulted from the corporate reorganization proceedings of a Korean customer/business partner. This uncertainty was substantially resolved on September 30, 2002, with the approval of the reorganization plan by the Korean Bankruptcy Court, which provided for only partial recovery of receivables for applicable creditors, which included Delphi and several of its Korean joint ventures. As a result, in the third quarter of 2002, we recorded an additional charge of $6 million, related to the resolution of the reorganization.

Product Line Charges

As of December 31, 2001, we planned to dispose of our generator product line. The total loss recorded in 2001 related to the planned disposal of this product line was $194 million ($125 million after-tax). In the first quarter of 2002, we recorded an additional loss of $37 million ($24 million after-tax), reflecting additional anticipated employee-related payments, due to changes in the proposed disposition at that time. The total recorded loss of $231 million ($149 million after-tax) included a charge to depreciation and amortization of $56 million to write-down fixed assets to net realizable value, a total charge to cost of sales of $96 million to write-down inventory in the business to net realizable value, a charge to cost of sales of $75 million for contractually required payments (principally employee related), and $4 million to write-down other assets.

In July 2002, we determined that we would not complete the transaction and began a process to wind down this product line. As a result, we reviewed our current estimates with respect to wind down related costs, including redundant work force costs, and determined, based upon our current expectations, that our reserves for these items were adequate. These amounts are based upon our best estimates with respect to timing of the wind down process and ultimate resolution of contractually required payments. Due to the significance of the estimates involved, the final costs for the wind down of the product line could materially differ from the recorded amounts. Due to the change from our original plan to sell this product line, in the second quarter of 2002, we reclassified the generator product line as held for use from held for sale. No additional adjustments were required as the result of the reclassification.

The wind down process affects a number of parties, including our customers, employees and suppliers. Discussions with these affected parties have progressed materially and are expected to continue throughout 2003. We have notified our customers of the wind down and are supporting the customers in the selection of replacement suppliers. Our generator business had annual sales of approximately $0.5 billion, and we expect to see a meaningful decline in generator sales over the next twelve months. Advanced and development engineering for the generator product line has been discontinued for all but committed programs. Capital expenditures supporting the generator product line in 2002 were curtailed, and were generally expensed when incurred. Capital expenditures previously planned for 2003 have been substantially eliminated. In the fourth quarter of 2002, we licensed certain generator intellectual property and sold selected generator manufacturing assets used in Poland; the financial impact was not material. We expect the redundant workforce to grow as a result of the wind down process, and we expect to resolve their employment status by late in 2003, concurrent with the expiration of our labor contracts. Such resolution, which will affect the final cost for the wind down, could include retirements, transfers to other facilities, paid separations, continued redundant status and/or replacement work.

3. Acquisitions

Delphi Integrated Service Solutions

In October 2001, Delphi acquired Automotive Technical Resources, Inc., for a purchase price of $15 million. The business is part of Delphi Product & Service Solutions and is operating as a new business unit, Delphi Integrated Service Solutions. The acquisition was accounted for under the purchase method of accounting and the results of operations are included in our consolidated financial statements from the date of acquisition. Delphi intends to provide comprehensive service support to increase service technician and shop efficiencies through advanced technologies, including the DS800 product which is an Internet enabled hand-held unit that allows shop technicians to remotely access diagnostic information, technical data and training at the vehicle on a just-in-time basis.

Delphi Connection Systems-Specialty Electronics

In June 2001, we purchased Specialty Electronics, Inc., now Delphi Connection Systems-Specialty Electronics, for approximately $22 million. The acquisition was accounted for under the purchase method of accounting and the results of operations are included in our consolidated financial statements from the date of the acquisition. Delphi Connection Systems-Specialty Electronics is a provider of electronic connector products and customized interconnect solutions to the telecommunications, computer, industrial electronics, medical and automotive markets, which complements Delphi's strategic expansion into new markets.

Delphi Mechatronic Systems

In March 2001, Delphi acquired substantially all the assets and assumed certain liabilities of Eaton Corporation's Vehicle Switch/Electronics Division, now Delphi Mechatronic Systems, for approximately $0.3 billion. Delphi Mechatronic Systems is a global producer of electromechanical switches, mechatronic modules and body electronics for the light vehicle industry. Delphi Mechatronic Systems' technology, complemented by our extensive electrical and electronic integration capabilities, will enable us to offer customers new solutions in modular cockpits, doors and overhead systems. The Delphi Mechatronic Systems acquisition supports our goals of enhancing our technology, diversifying our customer base and geographic footprint, and leveraging our system integration capabilities. The acquisition has been accounted for using the purchase method of accounting and therefore the purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair values. The $137 million excess consideration given over the estimated fair value of net assets acquired was recorded as goodwill. In addition, we recorded $10 million of intangible assets, primarily patents and related technology, which will be amortized over 5 years. The purchase price and related allocation were finalized in the first quarter of 2002 resulting in an increase in goodwill of approximately $25 million. The increase was primarily attributable to adjustments to fair value of assets and liabilities acquired and finalization of our integration plans.

Delphi Lockheed Automotive

In February 2000, Delphi purchased Automotive Products Distribution Services, now Delphi Lockheed Automotive, for $63 million. Delphi Lockheed Automotive is a leading European distributor of automotive aftermarket products for passenger cars and commercial vehicles.

Delphi Diesel Systems

In January 2000, Delphi purchased Lucas Diesel Systems, now Delphi Diesel Systems, for $0.8 billion, net of cash acquired. Delphi Diesel Systems is one of the world's largest producers of diesel fuel-injection systems for light, medium and heavy-duty vehicles. In connection with this acquisition, Delphi recognized a one-time, non-cash charge to earnings of $51 million ($32 million after-tax) resulting from acquisition-related in-process research and development that had not reached technological feasibility and had no future alternative use. The acquisition-related in-process research and development primarily related to development of the diesel fuel injector common rail technology for light, medium and heavy-duty vehicles. The fair value of acquisition-related in-process research and development was determined using the income approach. The income approach measures the current value of an asset by calculating the present value of its future economic benefits such as cash earnings, cost savings, tax deductions, and proceeds from disposition. The discount rates used in calculating the present value of the components of the project ranged from 17% to 20%. At the valuation date, there were components of the project at various stages of completion ranging from approximately 30% to 85%. Such components are anticipated to be completed at varying times through 2007 at an estimated cost of approximately $54 million. As of December 31, 2002 and 2001, the project components were at various stages of completion ranging from approximately 75% to 100% and 60% to 100%, respectively.

The pro forma effects of these acquisitions would not be materially different from reported results.

4. Inventories, Net

Inventories, net consisted of:

(in millions)

December 31,	2002	2001
Productive material, work-in-process and supplies	$1,587	$1,563
Finished goods	435	313
Total inventories at FIFO	2,022	1,876
Less: allowance to adjust the carrying value of certain inventories to LIFO	(253)	(255)
Total inventories, net	$1,769	$1,621

5. Income Taxes

Income (loss) before income taxes for U.S. and non-U.S. operations was:

(in millions)

Year Ended December 31,	2002	2001	2000
U.S. income (loss)	$188	$(656)	$1,320
Non-U.S. income	343	128	347
Total	$531	$(528)	$1,667

The provision (benefit) for income taxes was:

(in millions)

Year Ended December 31,	2002	2001	2000
Current income tax expense (benefit), net			
U.S. federal	$ 77	$ 73	$ 92
Non-U.S.	78	59	84
U.S. state and local	2	(1)	(17)
Total current income tax expense	157	131	159
Deferred income tax expense (benefit), net			
U.S. federal	16	(267)	383
Non-U.S.	13	(10)	20
U.S. state and local	3	(10)	48
Total deferred	32	(287)	451
Investment tax credits	(1)	(2)	(5)
Total income tax provision (benefit)	$188	$(158)	$605

A reconciliation of the provision (benefit) for income taxes compared with the amounts at the U.S. federal statutory rate was:

(in millions)

Year Ended December 31,	2002	2001	2000
Tax at U.S. federal statutory income tax rate	$186	$(185)	$583
U.S. state and local income taxes	5	(11)	41
New York State investment tax credits	—	—	(10)
Non-U.S. income taxed at other rates	(29)	3	(17)
Research and experimentation credits	(61)	(63)	(57)
Other adjustments	87	98	65
Total income tax provision (benefit)	$188	$(158)	$605

Deferred income tax assets and liabilities for 2002 and 2001 reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and the bases of such assets and liabilities as measured by tax laws. Temporary differences that gave rise to deferred tax assets and liabilities included:

(in millions)

December 31,	2002		2001	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Other postretirement benefits	$2,013	$ —	$1,940	$ —
Pension benefits	1,097	37	451	31
Other employee benefits	172	7	152	23
Depreciation	54	267	59	169
Tax on unremitted profits	—	187	—	172
U.S. state and local taxes	206	18	184	29
Net operating loss carryforwards	611	—	589	—
General business credit carryforwards	253	—	190	—
Other U.S	349	49	417	69
Other non-U.S.	80	70	54	54
Total	4,835	635	4,036	547
Valuation allowances	(174)	—	(161)	—
Total deferred taxes	$4,661	$635	$3,875	$547

Realization of the net deferred tax assets is dependent on future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing temporary differences and carryforwards. Although realization is not assured, management believes that it is more likely than not that the net deferred tax assets will be realized.

Annual tax provisions include amounts considered sufficient to pay assessments that may result from examination of prior year tax returns; however, income tax accruals in the consolidated balance sheets reflect that GM agreed to indemnify Delphi, excluding Delphi Delco Electronics, for assessments related to tax returns for years prior to 1999.

Delphi has deferred tax assets for net operating loss carryforwards of $462 million, net of a valuation allowance of $149 million. Of this amount, $346 million is related to the U.S. and expires in 2020 and 2021. The remainder of this amount relates to foreign tax jurisdictions with expiration dates ranging from one year to indefinite.

Provisions are made for estimated U.S. and non-U.S. income taxes, less available tax credits and deductions, which may be incurred on the remittance of Delphi's share of subsidiaries' undistributed earnings not deemed to be indefinitely reinvested.

Cash paid for income taxes was $78 million, $116 million and $95 million in 2002, 2001 and 2000, respectively.

6. Property, Net

Property, net consisted of:

(in millions)	Estimated Useful Lives (Years)	December 31, 2002	2001
Land	—	$ 93	$ 71
Land and leasehold improvements	3-30	238	231
Buildings	29-45	2,081	2,108
Machinery, equipment and tooling	3-30	11,086	10,959
Furniture and office equipment	3-20	537	416
Construction in progress	—	963	915
Total		14,998	14,700
Less: accumulated depreciation and amortization		(9,054)	(8,976)
Total property, net		$ 5,944	$ 5,724

Machinery, equipment and tooling at December 31, 2002 and 2001 included approximately $371 million and $338 million in Delphi-owned special tools. In addition, the consolidated balance sheets include costs incurred on customer-owned special tools subject to reimbursement by customers of approximately $236 million and $223 million as of December 31, 2002 and 2001.

Losses related to the valuation of long-lived assets held for use were charged to depreciation and amortization in the amounts of $128 million and $13 million in 2001 and 2000, respectively. There were no losses related to valuation for long-lived assets held for use in 2002. See Note 2 for discussion of asset impairments recorded in conjunction with the restructuring and impairment product line charges recorded in 2001.

7. Accrued Liabilities

Accrued liabilities consisted of:

(in millions)

December 31,	2002	2001
Payroll related obligations	$ 222	$ 207
Employee benefits	910	398
Restructuring obligations (see note 2)	24	121
Income taxes payable	57	86
Taxes other than income	172	172
Separation related obligation	—	150
Warranty obligations	77	159
Other	656	508
Total	$2,118	$1,801

8. Debt

Debt is summarized as follows:

(in millions)

December 31,	2002	2001
Commercial paper program	$ 333	$ 1,087
6.125%, unsecured notes, due 2004	500	500
6.55%, unsecured notes, due 2006	499	499
6.50%, unsecured notes, due 2009	498	498
7.125%, debentures, due 2029	496	496
Capital leases and other	440	273
Total debt	2,766	3,353
Less: current portion	(682)	(1,270)
Long-term debt	$2,084	$ 2,083

Delphi has approximately $100 million available under uncommitted lines of credit. Interest rates under these lines of credit are determined at the time of borrowing based on the underlying bank rates. Borrowings under the lines are generally due within 180 days and are classified as short-term debt in the consolidated balance sheet. As of December 31, 2002 and 2001, no amount was outstanding under these uncommitted lines of credit.

Delphi maintains $2.5 billion of worldwide commercial paper programs. Interest rates under these programs are determined based on the prevailing market rates at the time of issuing commercial paper. Borrowings under these programs are for a maximum of 365 days and are classified as short-term debt in the consolidated balance sheet. As a result of our short-term credit ratings, currently A3/P2/F2, our access to the commercial paper market has been limited. As of December 31, 2002, $0.3 billion was outstanding under the commercial paper program with a weighted average interest rate of 3.0%. As of December 31, 2001,.$1.1 billion was outstanding under the commercial paper program with a weighted average interest rate of 3.3%.

We have outstanding publicly held unsecured term debt securities totaling approximately $2.0 billion. The debt securities consist of $500 million of securities bearing interest at 6.125% and maturing on May 1, 2004, $500 million of securities bearing interest at 6.55% and maturing on June 15, 2006, $500 million of securities bearing interest at 6.50% and maturing on May 1, 2009 and $500 million of securities bearing interest at 7.125% and maturing on May 1, 2029. Interest on $1.5 billion of these debt securities is payable semi-annually on May 1 and November 1, with interest on the remaining $500 million payable June 15 and December 15 of each year. None of the debt securities has sinking fund requirements. The securities are all redeemable, in whole or in part, at the option of Delphi.

Delphi has two financing arrangements with a syndicate of lenders providing for an aggregate of $3.0 billion in available revolving credit facilities (the "Credit Facilities"), subject to certain limitations. The terms of the Credit Facilities provide for a five-year revolving credit facility in the amount of $1.5 billion, which expires June 2005, and a 364-day revolving credit facility, also in the amount of $1.5 billion, which expires June 2003. The Credit Facilities provide that the interest rate is based, at Delphi's option, on either an Alternate Base Rate (higher of prime or federal funds effective rate plus one-half of 1%) or a Eurodollar interest rate, plus a margin. In addition to interest payments, Delphi is obligated to pay certain facility fees of 0.125% and 0.1% for the five-year and the 364-day revolving credit facility, respectively. The Credit Facilities also contain certain affirmative and negative covenants including, among others, requirements for a debt coverage ratio. In addition, certain of our lease facilities contain cross-default provisions to our Credit Facilities. Delphi was in compliance with all covenant arrangements throughout the year. As of December 31, 2002 and 2001, there were no outstanding amounts under the Credit Facilities.

As of December 31, 2002 and 2001, Delphi also had certain other debt outstanding and capital lease obligations of approximately $440 million and $273 million, respectively. Amounts outstanding include debt issued by certain international subsidiaries and amounts due to General Electric Capital Corporation (GECC) in connection with programs established whereby GECC makes payments to our suppliers on our behalf and such amounts continue to be outstanding beyond the date on which the payment to those suppliers was originally due. Approximately $287 million is included in notes payable and current portion of long-term debt related to these programs. No amounts were outstanding at December 31, 2001.

Cash paid for interest totaled $190 million, $219 million and $182 million in 2002, 2001 and 2000, respectively.

The principal maturities of debt, net of applicable discount and issuance costs, and the minimum capital lease obligations for the five years subsequent to 2002 are as follows:

(in millions) **Year**	**Debt and Capital Lease Obligations**
2003	$ 682
2004	562
2005	7
2006	506
2007	3
Thereafter	1,006
Total	$2,766

9. Pension and Other Postretirement Benefits

Pension plans covering unionized employees in the U.S. generally provide benefits of negotiated stated amounts for each year of service, as well as supplemental benefits for employees who qualify for retirement before normal retirement age. The benefits provided by the plans covering U.S. salaried employees are generally based on years of service and salary history. Certain Delphi employees also participate in nonqualified pension plans covering executives, which are unfunded. Such plans are based on targeted wage replacement percentages, and are generally not significant to Delphi. Delphi's funding policy with respect to its qualified plans is to contribute annually, not less than the minimum required by applicable laws and regulations.

The 2002 and 2001 amounts shown below reflect the defined benefit pension and other postretirement benefit obligations for U.S. salaried and hourly employees.

	Pension Benefits		Other Postretirement Benefits	
(in millions)	2002	2001	2002	2001
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 8,444	$ 7,042	$ 5,435	$ 4,283
Service cost	255	256	147	140
Interest cost	603	542	405	332
Actuarial losses	656	601	985	719
Benefits paid	(287)	(144)	(70)	(28)
Special termination benefits	26	66	5	7
Plan amendments and other	15	81	(35)	(18)
Benefit obligation at end of year	9,712	8,444	6,872	5,435
Change in plan assets:				
Fair value of plan assets at beginning of year	6,077	6,740	—	—
Actual return on plan assets	(580)	(445)	—	—
Contributions	400	—	70	28
Benefits paid	(287)	(144)	(70)	(28)
Other	18	(74)	—	—
Fair value of plan assets at end of year, including $0.9 million and $0.6 million of Delphi common stock at December 31, 2002 and 2001, respectively	5,628	6,077	—	—
Under-funded status	(4,084)	(2,367)	(6,872)	(5,435)
Unamortized actuarial loss	3,512	1,596	1,413	430
Unamortized prior service cost	741	822	9	—
Net amount recognized in consolidated balance sheets	$ 169	$ 51	$(5,450)	$(5,005)
Amounts recognized in the consolidated balance sheets consist of:				
Long-term prepaid benefit cost	$ —	$ —	$ —	$ —
Accrued benefit liability	(3,732)	(2,046)	(5,450)	(5,005)
Intangible asset	738	827	—	—
Accumulated other comprehensive income (pre-tax)	3,163	1,270	—	—
Net amount recognized	$ 169	$ 51	$(5,450)	$(5,005)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for U.S. pension plans with accumulated benefit obligations in excess of plan assets were $9.7 billion, $9.3 billion and $5.6 billion, respectively, as of December 31, 2002 and $8.4 billion, $8.1 billion and $6.1 billion, respectively, as of December 31, 2001.

Certain of Delphi's non-U.S. subsidiaries also sponsor defined benefit pension plans, which generally provide benefits based on negotiated amounts for each year of service. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for non-U.S. plans with plan assets in excess of accumulated benefits were $268 million, $195 million, and $201 million, respectively, as of December 31, 2002, and $372 million, $288 million, and $334 million, respectively, as of December 31, 2001. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for non-U.S. plans with accumulated benefits in excess of plan assets were $500 million, $456 million, and $276 million, respectively, as of December 31, 2002 and $278 million, $253 million and $149 million, respectively, as of December 31, 2001. In aggregate, the under-funded status, on a projected benefit obligation basis, for non-U.S. plans was $(291) million and $(167) million at December 31, 2002 and 2001, respectively. Other comprehensive income at December 31, 2002 and 2001 includes a minimum pension liability adjustment relating to non-U.S. pension plans of $155 million and $44 million, respectively. Certain of Delphi's non-U.S. subsidiaries have other postretirement benefit plans, although most participants are covered by government sponsored or administered programs. The annual cost of such pension and other postretirement benefit plans was not significant to Delphi.

We also sponsor defined contribution plans for certain U.S. and non-U.S. hourly and salary employees. During 2002, 2001 and 2000, expenses incurred related to our contributions to these plans were not material.

In 2002 and 2001, global capital market developments resulted in negative returns on Delphi's pension funds and a decline in the discount rate used to estimate the pension liability. As a result, we were required to adjust the minimum pension liability recorded in our consolidated balance sheet for both U.S. and non-U.S. plans. In 2002, the effect of this adjustment was to increase pension liabilities by $1.9 billion, decrease intangible assets by $0.1 billion, increase deferred income tax assets by $0.7 billion, and increase accumulated other comprehensive loss by $1.3 billion. In 2001, the effect of this adjustment was to increase pension liabilities by $1.8 billion, increase intangible assets by $0.5 billion, increase deferred income tax assets by $0.5 billion, and increase accumulated other comprehensive loss by $0.8 billion. Because these adjustments were non-cash, the effect has been excluded from the accompanying Consolidated Statement of Cash Flows.

Benefit costs presented below were determined based on actuarial methods and included the following components for U.S. salaried and hourly employees:

	Pension Benefits			Other Postretirement Benefits		
(in millions)	2002	2001	2000	2002	2001	2000
Service cost	$ 255	$ 256	$ 261	$147	$140	$146
Interest cost	603	542	477	405	332	292
Expected return on plan assets	(692)	(707)	(626)	—	—	—
Special termination benefits	26	66	6	5	7	—
Net amortization and other	101	76	46	(7)	(18)	(16)
Net periodic benefit cost	$ 293	$ 233	$ 164	$550	$461	$422

Experience gains and losses, as well as the effects of changes in actuarial assumptions and plan provisions are amortized over the average future service period of employees.

Delphi participated in GM's U.S. defined benefit pension plans for U.S. hourly employees until May 28, 1999. Effective May 28, 1999, pension and other postretirement benefit obligations relating to certain U.S. hourly employees were assumed by Delphi. However, under the terms of the Separation Agreement, including the effects resulting from the completion of required labor negotiations, Delphi hourly employees who retired on or before January 1, 2000 were treated as GM retirees for purposes of pension and other postretirement benefit obligations. Delphi assumed pension and other postretirement benefit obligations for U.S. hourly employees who retire after January 1, 2000.

In accordance with the terms of the Separation Agreement, Delphi also assumed an obligation to GM for pension and other postretirement benefits for U.S. hourly employees who retired after the Separation but on or before a specified retirement date and accordingly, were treated as GM retirees. Under the Separation Agreement, this obligation was subject to a contingency provision to the extent certain terms negotiated on behalf of U.S. hourly represented employees and the actual number of Delphi U.S. hourly employees who retired, differed from the terms and number of retirements assumed at the time of

Separation. Certain changes in assumptions, primarily as a result of both an extension of the specified retirement date to January 1, 2000 and a higher than anticipated number of retirements, did subsequently occur. Accordingly, an adjustment to GM's initial investment in Delphi of $0.8 billion was recorded in total, including $0.2 billion in 2000. This adjustment was based upon Delphi's best estimate of the ultimate resolution of this contingency given the facts available within one year of the Separation.

National union negotiations also resulted in some of our hourly employees in the U.S. being provided with certain opportunities to transfer to GM as appropriate job openings become available at GM and GM employees in the U. S. having similar opportunities to transfer to our company to the extent job openings become available at our company. The company to which the employee transfers will be responsible for the related OPEB obligation. An agreement with GM provides for a mechanism for determining a cash settlement amount for OPEB obligations associated with employees that transfer between our company and GM.

The principal assumptions used to determine the pension and other postretirement expense and the actuarial value of the projected benefit obligation for the U.S. pension plan and postretirement plans were:

	Pension Benefits			Other Postretirement Benefits		
	2002	2001	2000	2002	2001	2000
Weighted-average discount rate	6.75%	7.25%	7.75%	6.75%	7.50%	7.75%
Weighted-average rate of increase in compensation levels	4.5%	5%	5%	4%	4%	4%
Expected long-term rate of return on plan assets (a)	10%	10%	10%	N/A	N/A	N/A

(a) For 2003, the expected long-term rate of return on plan assets actuarial assumption will be 9%.

Our annual measurement dates are December 31 and September 30 for our pension benefits and other postretirement benefits, respectively. For measurement purposes, a 9% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003. The rate was assumed to decrease on a gradual basis through 2008, to the ultimate weighted-average trend rate of approximately 5%.

A one percentage point increase in the assumed health care trend rate would have increased the aggregate service and interest cost components of other postretirement benefit expense for 2002 by $95 million, and would have increased the related accumulated postretirement benefit obligation by $1.1 billion. A one percentage point decrease in the assumed health care trend rate would have decreased the aggregate service and interest cost components of other postretirement benefit expense for 2002 by $76 million, and would have decreased the related accumulated postretirement benefit obligation by $0.9 billion.

Delphi has disclosed herein certain amounts associated with estimated future postretirement benefits other than pensions and characterized such amounts as "costs" or "obligations." Notwithstanding the recording of such amounts and the use of these terms, Delphi does not conclude or otherwise acknowledge that such amounts or its existing postretirement benefit plans, other than pensions, represent legally enforceable liabilities of Delphi.

10. Commitments and Contingencies

Delphi is from time to time subject to various legal actions and claims incidental to its business, including those arising out of alleged defects, breach of contracts, product warranties, intellectual property matters, employment-related matters and environmental matters.

With respect to environmental matters, Delphi received notices that it is a potentially responsible party ("PRP") in proceedings at various sites, including the Tremont City Landfill Site located in Tremont, Ohio. The Tremont City Landfill Site proceeding, which is alleged to concern ground water contamination, is in the early stages of investigation and involves multiple other PRPs. Based on information gathered to date, Delphi has been identified as the largest waste-generator PRP, however, we expect that other parties, including landfill operator and transporter PRPs, will ultimately have to share a significant portion of the overall site costs. In September 2002, Delphi and other PRPs entered into a Consent Order with the

Environmental Protection Agency ("EPA") to perform a Remedial Investigation and Feasibility Study concerning a portion of the site. We have reserved approximately $2 million for our share of the expected investigation costs. The investigation is expected to be completed during 2005, as various EPA reviews are required through each phase of the study. Although we believe these reserves are adequate, because the scope of the investigation is still being determined, we cannot assure you that our share of the investigative costs and the ultimate cost, if any, to remediate the site will not exceed the amount of the reserves.

With respect to warranty matters, as previously disclosed, a few customers have advised Delphi that they intend to pursue warranty claims vigorously. In particular, although in 2001 we settled or resolved most of our known pre-Separation warranty claims with GM, GM recently requested that Delphi agree to reimburse GM for the anticipated costs of GM's voluntary recall campaign to repair certain 1996 to 1998 models which GM states could experience a failure of the power steering gear lower pinion bearing. In addition, GM may assert additional pre-Separation claims in the future. As we have already informed GM, we believe that this claim and the remainder of known pre-Separation warranty claims are adequately covered by commercial defenses or customer credits and that we have no further financial liability for such matters. Accordingly, although we cannot ensure that the future costs of warranty claims by GM or other customers will not be material, we believe our established reserves are adequate to cover potential warranty settlements. However, the final amounts determined to be due related to these matters could differ materially from our recorded estimates. Additionally, in connection with our Separation, we agreed to indemnify GM against substantially all losses, claims, damages, liabilities or activities arising out of or in connection with our business. Due to the nature of such indemnities we are not able to estimate the maximum amount.

Litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance. After discussions with counsel, it is the opinion of management that the outcome of such matters will not have a material adverse impact on the consolidated financial position, results of operations or cash flows of Delphi.

In November 2000, a federal district court jury awarded a former supplier to Delphi approximately $36 million inclusive of accrued interest, in connection with a commercial dispute. Delphi and the supplier filed post trial motions seeking a directed verdict, and Delphi also sought a new trial. In February 2001, the district court denied all parties' motions. Both parties appealed the district court's judgment and have filed briefs with the Ninth Circuit Court of Appeals. On December 2, 2002 the parties argued their respective positions before the Ninth Circuit Court of Appeals and are awaiting the Court's decision. While legal proceedings are subject to inherent uncertainty, we believe we had valid grounds for appeal, and it is possible that the existing judgment could be substantially altered or eliminated by the appellate court. Consequently, in the opinion of management and counsel, it is not possible to estimate the outcome of such uncertainty at this time. We record provisions for any legal judgments, at the time that management and counsel conclude a loss is probable.

In the normal course of business, we extend credit on open account to our customers. From time to time, we also invest in joint ventures with a variety of business partners. Although Delphi is affected by the financial well-being of the automotive industry as a whole, we believe that our risk associated with trade receivables and recoverability of investments in our joint ventures is mitigated by our customer base and ongoing control procedures to monitor the credit-worthiness of customers and viability of joint ventures business partners. From time to time, we also actively work with our joint ventures, their customers and creditors, to ensure that the ventures are adequately capitalized to maintain operations. As part of our ongoing procedures, we regularly review our trade receivables and joint venture investments for potential impairments or permanent declines in value, and record adjustments when required, in accordance with applicable accounting requirements.

During 2002, Delphi was a party to a consulting agreement with Shoichiro Irimajiri, Inc., a company of which Shoichiro Irimajiri, a member of Delphi's Board of Directors, is the principal shareholder. Under the consulting agreement, the company performed services for Delphi relating to the Japanese auto industry, at a cost of $400,000 during 2002. The consulting agreement expired by its terms on August 31, 2002.

On a worldwide basis, Delphi has a concentration of employees working under union collective bargaining agreements representing approximately 91% of its hourly workforce. A significant proportion of the U.S. union employees' labor agreements expire in September 2003. Certain suppliers and customers of Delphi also have union represented work forces. Future work stoppages by Delphi employees or employees of Delphi's suppliers or customers could disrupt Delphi's production of automotive components and systems.

Rental expense totaled $173 million, $164 million and $141 million for the years ended December 31, 2002, 2001 and 2000, respectively. Delphi's operating leases primarily relate to buildings and equipment, certain of which include purchase options of approximately $138 million and residual value guarantees of approximately $115 million. The lease agreements also contain provisions requiring us to indemnify the lessors for environmental liabilities associated with the property under certain circumstances. Due to the nature of such potential obligations, it is not possible to estimate the maximum amount. However, we do not expect such amounts, if any, to be material. In addition, certain of these lease facilities contain cross-default provisions to our Credit Facilities. At December 31, 2002, the aggregate fair value of these properties under such leases exceeds the minimum value guaranteed. As of December 31, 2002, Delphi had minimum lease commitments under noncancelable operating leases totaling $523 million, which become due as follows:

(in millions) Year	Minimum Future Lease Commitments
2003	$146
2004	100
2005	83
2006	67
2007	57
Thereafter	70
Total	$523

11. Other Income (Expense), Net

Other income (expense), net included:

(in millions) Year Ended December 31,	2002	2001	2000
Claims and commissions	$ 45	$ 36	$ 65
Interest income	21	33	48
Earnings of non-consolidated affiliates and impairment charges	64	(16)	87
Other, net	(98)	(75)	(43)
Other income (expense), net	$ 32	$(22)	$157

As part of our operations, we have investments in 18 non-consolidated affiliates. These affiliates are located in Korea, China, U.S., Mexico, Japan, India, Spain and Saudi Arabia. Our ownership percentages vary from approximately 20% to 50%. Our equity in earnings of non-consolidated affiliates is included in other income (expense), net as described above. Our aggregate investment in non-consolidated affiliates was $374 million and $352 million at December 31, 2002 and 2001, respectively, and is included in other long-term assets. These affiliates had total sales in 2002 of $2,017 million and net income of $93 million. In addition in 2002, we had sales to these affiliates of $33 million and purchases from these affiliates of $537 million.

12. Stock Incentive Plans

Delphi has several plans under which it issues stock options and restricted stock units. As of December 31, 2002, there were 44 million shares available for future grants under the terms of Delphi's stock option and incentive plans. Options generally vest over two to three years and expire ten years from the grant date. Stock options granted during 2002, 2001 and 2000 were exercisable at prices equal to the fair market value of Delphi common stock on the dates the options were granted; accordingly, no compensation expense has been recognized for the stock options granted. During 2002 and 1999, Delphi awarded approximately 1 million and 3 million restricted stock units to employees at a weighted average fair market value of $14 and $17, respectively. Compensation expense related to restricted stock unit awards is being recognized over the vesting period.

The following summarizes information relative to stock options:

	Stock Options	Weighted Average Exercise Price
	(in thousands)	
Outstanding as of January 1, 2000	40,507	$16.82
Granted	17,721	$17.13
Exercised	(544)	$12.82
Canceled	(769)	$17.56
Outstanding as of December 31, 2000	56,915	$16.94
Granted	21,912	$11.89
Exercised	(453)	$11.56
Canceled	(4,285)	$17.10
Outstanding as of December 31, 2001	74,089	$15.42
Granted	12,373	$13.66
Exercised	(1,002)	$11.82
Canceled	(961)	$16.74
Outstanding as of December 31, 2002	84,499	$15.18
Options exercisable December 31, 2000	13,836	$13.57
Options exercisable December 31, 2001	35,633	$16.61
Options exercisable December 31, 2002	53,548	$16.16

The following is a summary of the range of exercise prices for stock options that are outstanding and exercisable at December 31, 2002:

Approved by Stockholders

Range of Exercise Prices	Outstanding Stock Options	Weighted Average Remaining Life	Weighted Average Exercise Price	Number of Stock Options Exercisable	Weighted Average Exercise Price
	(in thousands)			(in thousands)	
$4.00-$10.00	762	2.1	$ 8.93	729	$ 8.94
$10.01-$20.00	53,379	7.1	$14.37	28,633	$14.78
$20.01-$30.00	155	6.0	$20.65	155	$20.65
	54,296		$14.31	29,517	$14.66

Other Plans

Range of Exercise Prices	Outstanding Stock Options	Weighted Average Remaining Life	Weighted Average Exercise Price	Number of Stock Options Exercisable	Weighted Average Exercise Price
	(in thousands)			(in thousands)	
$0.00-$10.00	1	5.0	$ 9.55	1	$ 9.55
$10.01-$20.00	25,921	6.6	$16.10	19,749	$17.42
$20.01-$30.00	4,281	6.0	$20.64	4,281	$20.64
	30,203		$16.74	24,031	$17.99

The following table provides information about our shares of common stock that may be issued upon the exercise of options and rights under all of our existing equity compensation plans as of December 31, 2002:

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights	Weighted-average exercise price of outstanding options and rights	Number of securities remaining available for future issuance under equity compensation plans (a)
	(in thousands)		(in thousands)
Equity compensation plans approved by stockholders	54,296	$14.31	24,415
Equity compensation plans not approved by stockholders	30,203	$16.74	19,536
Total	84,499	$15.18	43,951

(a) Excludes securities reflected in the first column.

13. Segment Reporting

For the years ended December 31, 2002, 2001 and 2000, Delphi's operating segments ("product sectors") were Electronics & Mobile Communication; Safety, Thermal & Electrical Architecture; and Dynamics & Propulsion. The Electronics & Mobile Communication product sector supplied automotive electronic products, as well as audio and communication systems. The Safety, Thermal & Electrical Architecture product sector supplied our safety and interior systems, thermal systems, electrical power and signal distribution products. The Dynamics & Propulsion product sector supplied our engine and emission management systems, energy systems, and vehicle dynamic systems, including, braking, steering, and ride control.

The accounting policies of the product sectors are the same as those described in the summary of significant accounting policies except that the disaggregated financial results for the product sectors have been prepared using a management approach, which is consistent with the basis and manner in which management internally disaggregates financial information for the purposes of assisting in making internal operating decisions. Generally, Delphi evaluates performance based on stand-alone product sector operating income and accounts for intersegment sales and transfers as if the sales or transfers were to third parties, at current market prices. Net sales are attributed to geographic areas based on the location of the assets producing the revenues. Financial information by product sector is as follows:

(in millions)	Electronics & Mobile Communication						
2002	Mobile MultiMedia (a)	Other Electronics & Mobile Communication	Total	Safety, Thermal & Electrical Architecture	Dynamics & Propulsion	Other (b)	Total
Net sales to GM and affiliates	$207	$2,877	$3,084	$5,671	$7,913	$1,194	$17,862
Net sales to other customers	103	1,218	1,321	3,673	3,853	718	9,565
Inter-sector net sales	—	636	636	361	1,242	(2,239)	—
Total net sales	$310	$4,731	$5,041	$9,705	$13,008	$(327)	$27,427
Depreciation and amortization	$ —	$ 193	$ 193	$ 322	$ 444	$ 29	988
Sector operating income (loss)	$(19)	$ 429(c)	$ 410(c)	$ 544(c)	$ 76(c)	$ (78)(c)	$ 952(c)
Sector assets	N/A	N/A	$2,934	$6,876	$9,048	$ 458	$19,316
Capital expenditures	N/A	N/A	$ 237	$ 304	$ 479	$ 15	$ 1,035

(in millions) 2001	Electronics & Mobile Communication: Mobile MultiMedia (a)	Electronics & Mobile Communication: Other Electronics & Mobile Communication	Electronics & Mobile Communication: Total	Safety, Thermal & Electrical Architecture	Dynamics & Propulsion	Other (b)	Total
Net sales to GM and affiliates	$321	$2,783	$3,104	$5,401	$ 7,778	$ 1,341	$17,624
Net sales to other customers	52	1,002	1,054	3,235	3,611	564	8,464
Inter-sector net sales	—	642	642	394	1,239	(2,275)	—
Total net sales	$373	$4,427	$4,800	$9,030	$12,628	$ (370)	$26,088
Depreciation and amortization	$ 8	$ 187(d)(g)	$ 195(d)(g)	$ 305(d)(g)	$ 446(d)(g)	$ 41 (g)	$ 987(d)(g)
Sector operating income (loss)	$(33)	$ 319(e)(g)	$ 286(e)(g)	$ 362(e)(g)	$ (8)(e)(g)	$ (87)(e)(g)	$ 553(e)(g)
Sector assets	N/A	N/A	$2,673	$7,381	$ 8,587	$ (39)	$18,602
Capital expenditures	N/A	N/A	$ 238	$ 304	$ 497	$ 18	$ 1,057

(in millions) 2000	Electronics & Mobile Communication: Mobile MultiMedia (a)	Electronics & Mobile Communication: Other Electronics & Mobile Communication	Electronics & Mobile Communication: Total	Safety, Thermal & Electrical Architecture	Dynamics & Propulsion	Other (b)	Total
Net sales to GM and affiliates	$304	$3,364	$3,668	$6,341	$ 9,169	$ 1,487	$20,665
Net sales to other customers	18	1,018	1,036	3,145	3,747	546	8,474
Inter-sector net sales	—	622	622	450	1,286	(2,358)	—
Total net sales	$322	$5,004	$5,326	$9,936	$14,202	$ (325)	$29,139
Depreciation and amortization	$ 7	$ 148(g)	$ 155(g)	$ 309(g)	$ 391(g)	$ 50 (g)	$ 905(g)
Sector operating income (loss)	$(23)	$ 497(g)	$ 474(g)	$ 679(g)	$ 678(f)(g)	$ (56)(g)	$ 1,775(f)(g)
Sector assets	N/A	N/A	$2,889	$6,468	$ 9,439	$ (275)	$18,521
Capital expenditures	N/A	N/A	$ 315	$ 381	$ 566	$ 10	$ 1,272

(a) *Certain information for the Mobile MultiMedia business line within the Electronics & Mobile Communication sector is separately disclosed due to the strategic importance of this high-tech business line and its usefulness in understanding sector net sales and operating results. Mobile MultiMedia develops products designed to bring the internet, telematics, entertainment and mobile communication technologies into vehicles and home use.*

(b) *Other includes Delphi Products & Service Solutions and other activities not allocated to the product sectors and the elimination of inter-sector transactions.*

(c) *Excludes the first quarter 2002 net restructuring and generator product line charges of $262 million with $20 million for Electronics & Mobile Communication, $101 million for Safety, Thermal & Electrical Architecture, $126 million for Dynamics & Propulsion and $15 million for Other.*

(d) *Excludes asset impairment charges recorded in the first and fourth quarters of $63 million and $65 million, respectively, with $10 million for Electronics & Mobile Communications, $47 million for Safety, Thermal & Electrical Architecture and $71 million for Dynamics & Propulsion.*

(e) *Excludes the first quarter 2001 restructuring and asset impairment charges of $599 million and the fourth quarter 2001 product line impairment and other charges of $203 million with $87 million for Electronics & Mobile Communications, $214 million for Safety, Thermal & Electrical Architecture, $474 million for Dynamics & Propulsion and $27 million for Other.*

(f) *Excludes the first quarter 2000 one-time, non-cash charge for Dynamics & Propulsion of $51 million resulting from acquisition-related in-process research and development.*

(g) *Excludes goodwill amortization for 2001 of $35 million with $4 million for Electronics & Mobile Communication, $10 million for Safety, Thermal & Electrical Architecture, $19 million for Dynamics & Propulsion and $2 million for Other, and goodwill amortization for 2000 of $31 million with $4 million for Electronics & Mobile Communication, $8 million for Safety, Thermal & Electrical Architecture, $18 million for Dynamics & Propulsion and $1 million for Other.*

A reconciliation between sector operating income and income (loss) before income taxes for each of the years presented is as follows:

(in millions)	2002	2001	2000
Sector operating income	$ 952(a)	$ 553(b)(c)	$1,775(c)(e)
Interest expense	(191)	(222)	(183)
Other income, net	32	48(d)	157
Income before income taxes, non-recurring items and goodwill amortization	$ 793(a)	$ 379(b)(c)(d)	$1,749(c)(e)
Non-recurring items	(262)	(872)	(51)
Goodwill amortization	—	(35)	(31)
Income (loss) before income taxes	$ 531	$(528)	$1,667

(a) Excludes the 2002 net restructuring and generator product line charges of $262 million.

(b) Excludes the first quarter 2001 restructuring and asset impairment charges of $599 million and the fourth quarter product line impairment and other charges of $203 million.

(c) Excludes goodwill amortization of $35 million and $31 million for the years ended December 31, 2001 and 2000, respectively.

(d) Excludes impairment charges of $70 million in 2001.

(e) Excludes the first quarter 2000 one-time, non-cash charge of $51 million resulting from acquisition-related in-process research and development.

Information concerning principal geographic areas is set forth below. Net sales data is for the years ended December 31 and net property data is as of December 31.

	2002		2001		2000	
(in millions)	Net Sales	Net Property	Net Sales	Net Property	Net Sales	Net Property
North America:						
U.S. and Canada	$16,986	$3,584	$16,393	$3,553	$19,615	$3,642
Mexico	4,268	304	3,884	309	3,985	289
Total North America	21,254	3,888	20,277	3,862	23,600	3,931
Europe, Middle East & Africa	5,048	1,672	4,801	1,420	4,553	1,319
Asia-Pacific	777	288	598	302	507	306
South America	348	96	412	140	479	162
Total	$27,427	$5,944	$26,088	$5,724	$29,139	$5,718

Realignment

In October 2002, we announced a realignment of our business sectors, which was effective on January 1, 2003. The realignment and the resultant assignment of new responsibilities to certain of Delphi's senior leadership was done to strengthen the Company's focus on customer relationships and growth, accelerate lean transformation across key business processes and place more emphasis on initiatives to resolve under-performing assets in our portfolios. Beginning January 1, 2003, the Company has three reporting segments that are grouped on the basis of similar product, market and operating factors:

- Dynamics, Propulsion & Thermal Sector, which includes selected businesses from our energy and engine management systems, chassis, steering and thermal systems product lines.
- Electrical, Electronics, Safety & Interior Sector, which includes selected businesses from our automotive electronics, audio, consumer and aftermarket products, communication systems, safety and power and signal distribution systems product lines.
- Automotive Holdings Group is comprised of product lines and plant sites that do not meet our targets for net income or other financial metrics. This will further enable consistent and targeted management focus on finding solutions to these businesses.

The realignment is designed to increase focus on products and services for the greatest long-term benefit for Delphi while at the same time placing an equal focus on businesses requiring additional management attention. It is a further step in the implementation of our long-term portfolio plans. Starting in the first quarter of 2003, we will report our segment information based on the realigned sectors.

14. Fair Value of Financial Instruments, Derivatives and Hedging Activities

Delphi's financial instruments include long-term debt. The fair value of long-term debt is based on quoted market prices for the same or similar issues or the current rates offered to Delphi for debt with the same or similar maturities and terms. At both December 31, 2002 and 2001, long-term debt was recorded at $2.1 billion and had an estimated fair value of $2.1 billion and $2.0 billion for the years ended December 31, 2002 and 2001, respectively. For all other financial instruments recorded at December 31, 2002 and 2001, fair value approximates book value.

Effective January 1, 2001, Delphi adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which required that all derivative instruments be reported on the balance sheet at fair value and established criteria for designation and effectiveness of transactions entered into for hedging purposes. The cumulative effect of adopting SFAS No. 133 was to increase other comprehensive income ("OCI") by $14 million, after-tax. The effect on net income was not significant, primarily because the hedges in place as of January 1, 2001 qualified for hedge accounting treatment and were highly effective.

Delphi is exposed to market risk, such as fluctuations in foreign currency exchange rates, commodity prices and changes in interest rates. To manage the volatility relating to these exposures, we aggregate the exposures on a consolidated basis to take advantage of natural offsets. For exposures that are not offset within our operations, we enter into various derivative transactions pursuant to our risk management policies. Designation is performed on a transaction basis to support hedge accounting. The changes in fair value of these hedging instruments are offset in part or in whole by corresponding changes in the fair value or cash flows of the underlying exposures being hedged. We assess the initial and ongoing effectiveness of our hedging relationships in accordance with our documented policy. We do not hold or issue derivative financial instruments for trading purposes.

Delphi has foreign currency exchange exposure from buying and selling in currencies other than the local currencies of our operating units. The primary purpose of our foreign currency hedging activities is to manage the volatility associated with forecasted foreign currency purchases and sales. Principal currencies hedged include the Mexican peso, euro, Canadian dollar, Japanese yen, Polish zloty, Singapore dollar, British pound and Brazilian real. We primarily utilize forward exchange contracts with maturities of less than 24 months, which qualify as cash flow hedges.

Delphi has exposure to the prices of commodities in the procurement of certain raw materials. The primary purpose of our commodity price hedging activities is to manage the volatility associated with these forecasted inventory purchases. We primarily utilize swaps and options with maturities of less than 24 months, which qualify as cash flow hedges. These instruments are intended to offset the effect of changes in commodity prices on forecasted inventory purchases.

In order to manage the interest rate risk associated with our debt portfolio, we periodically enter into derivative transactions to manage our exposure to changes in interest rates, although we do not have any outstanding at December 31, 2002.

Gains and losses on derivatives qualifying as cash flow hedges are recorded in OCI to the extent that hedges are effective until the underlying transactions are recognized in earnings. Net losses included in OCI as of December 31, 2002, were $11 million after-tax ($16 million pre-tax). Of this pre-tax total, a loss of approximately $20 million is expected to be included in cost of sales within the next 12 months. A loss of approximately $2 million is expected to be included in depreciation and amortization expense over the lives of the related fixed assets and a gain of approximately $6 million is expected to be included in interest expense over the term of the related debt. The unrealized amounts in OCI will fluctuate based on changes in the fair value of open contracts at each reporting period. Cash flow hedges are discontinued when it is probable that the original forecasted transactions will not occur. Due to unusually pronounced production volume reductions, we discontinued several cash flow hedges during the first quarter of 2001, which resulted in the immediate recognition of $6 million of income included in cost of sales. The amount included in cost of sales related to hedge ineffectiveness was not material. The amount included in cost of sales related to the time value of options was $6 million in 2002, and was not material in 2001 and 2000.

In 2000, we entered into certain commodity derivative instruments to protect against commodity price changes related to forecasted inventory purchases. Although these derivatives are effective as economic hedges of our commodity price exposures, due to differences in pricing terms between the derivative instruments and the forecasted purchases, the SFAS No. 133 effectiveness threshold was not met. The change in fair value of these instruments was included in cost of sales as of December 31, 2001, but was not significant. These contracts settled during 2001. We have changed the pricing terms of the related commodity purchases such that subsequent hedges qualify for hedge accounting.

15. Quarterly Data (Unaudited)

(in millions, except per share amounts)	Three Months Ended March 31,	June 30,	Sept. 30,	Dec. 31,	Total
2002					
Net sales	$6,688	$7,322	$6,446	$6,971	$27,427
Cost of sales	5,889	6,332	5,695	6,098	24,014
Gross profit	$ 799	$ 990	$ 751	$ 873	$ 3,413
Net income	$ (51)	$ 220	$ 54	$ 120	$ 343
Basic earnings per share	$ (0.09)	$ 0.39	$ 0.10	$ 0.21	$ 0.61
Diluted earnings per share	$ (0.09)	$ 0.39	$ 0.10	$ 0.21	$ 0.61
Cash dividends declared per share	$ 0.07	$ 0.07	$ 0.07	$ 0.07	$ 0.28
Common stock price					
High	$17.11	$16.94	$13.41	$ 8.80	$ 17.11
Low	$12.59	$12.53	$ 8.43	$ 6.60	$ 6.60
2001					
Net sales	$6,535	$6,944	$6,229	$6,380	$26,088
Cost of sales	5,901	6,024	5,540	5,751	23,216
Gross profit	$ 634	$ 920	$ 689	$ 629	$ 2,872
Net income	$ (429)	$ 164	$ 26	$ (131)	$ (370)
Basic earnings per share	$ (0.77)	$ 0.29	$ 0.05	$ (0.23)	$ (0.66)
Diluted earnings per share	$ (0.77)	$ 0.29	$ 0.05	$ (0.23)	$ (0.66)
Cash dividends declared per share	$ 0.07	$ 0.07	$ 0.07	$ 0.07	$ 0.28
Common stock price					
High	$15.58	$15.98	$17.50	$14.42	$ 17.50
Low	$11.15	$12.16	$ 9.50	$11.01	$ 9.50

Delphi Corporation

Corporate Information

Addresses

World Headquarters and Customer Center
5725 Delphi Drive
Troy, MI 48098-2815
U.S.A.
Tel: [1] 248.813.2000
Fax: [1] 248.813.2670

Asia Pacific Regional Headquarters
Shinjuku Nomura Bldg. 31F
Mail Box 3015
1-26-2 Nishi-Shinjuku
Shinjuku-ku, Tokyo 163-0569
Japan
Tel: [81] 42.549.7200
Fax: [81] 42.542.3018

European, Middle East and African Regional Headquarters
Le Panoramique
64 Avenue de la Plaine de France
ZAC Paris Nord 2
93290 Tremblay-en-France
France
Tel: [33] 1.49.90.49.90
Fax: [33] 1.49.90.49.49

South American Regional Headquarters
Av. Goiás, 1860
São Caetano do Sul
São Paulo 09550-050
Brazil
Tel: [55] 11.4234.9500
Fax: [55] 11.4234.9415

Investor Information

Common Stock Symbol
New York Stock Exchange: DPH

Stockholder Assistance
The Bank of New York
Account Maintenance Department
P.O. Box 11023
New York, NY 10286-1023
www.stockbny.com

Direct Stock Purchase and Dividend Reinvestment Plan
For information, please call
Tel: [1] 800.818.6599

Securities Analyst and Institutional Investor Queries
Delphi Investor Relations
Delphi Corporation
M/C 483-400-621
5725 Delphi Drive
Troy, MI 48098-2815
www.delphi.com
Tel: [1] 877.SEEK.DPH
([1] 877.733.5374)

Individual Shareholders
Delphi Shareholder Relations
Delphi Corporation
M/C 483-400-521
5725 Delphi Drive
Troy, MI 48098-2815
www.delphi.com
Tel: [1] 877.SEEK.DPH
([1] 877.733.5374)

Independent Auditors
Deloitte & Touche LLP
600 Renaissance Center
Suite 900
Detroit, MI 48243-1895

Revenues
2002 revenues of $27.4 billion

Number of Employees
192,000

Annual Meeting of Stockholders
Our 2003 annual meeting of stockholders will be held at the Four Points by Sheraton, Milwaukee Airport, 4747 Howell Avenue, Milwaukee, Wisconsin, on May 1, 2003. The annual meeting will begin promptly at 8:00 a.m., local time. If you plan to attend the meeting, please check the box on your proxy card indicating your intention to do so.

Please visit www.delphi.com regularly for investor information, press releases and other important updates on Delphi Corporation.

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DELPHI

www.delphi.com